AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1997
                                              REGISTRATION NO. 333-
   ===========================================================================
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                   ---------------
                                       FORM S-3
                                REGISTRATION STATEMENT
                           UNDER THE SECURITIES ACT OF 1933
                                   ---------------
                                   ICG FUNDING, LLC
                               ICG COMMUNICATIONS, INC.
               (Exact name of registrants as specified in their charter
                             or organizational documents)


             DELAWARE                                         84-1434980
             DELAWARE                                         84-1342022
      (State of incorporation                              (I.R.S. Employer
         or organization)                              Identification Numbers)

                                   ---------------

                               9605 EAST MAROON CIRCLE
                                    P.O. BOX 6742
                            ENGLEWOOD, COLORADO 80155-6742
                                    (303) 572-5960
                     (Address, including zip code, and telephone
                     number, including area code, of registrants'
                             principal executive offices)
                                   ---------------

                                                           with a copy to:
H. DON TEAGUE, EXECUTIVE VICE PRESIDENT,
   GENERAL COUNSEL AND SECRETARY                         LEONARD GUBAR, ESQ.
   C/O ICG COMMUNICATIONS, INC.                         AUDREY A. ROHAN, ESQ.
       9605 E. MAROON CIRCLE                              REID & PRIEST LLP
           P.O. BOX 6742                                 40 WEST 57TH STREET
  ENGLEWOOD, COLORADO 80155-6742                       NEW YORK, NEW YORK 10019
          (303) 572-5960                                    (212) 603-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[x]

                                   ---------------

                           CALCULATION OF REGISTRATION FEE
      ========================================================================
      TITLE OF EACH CLASS    AMOUNT TO BE  PROPOSED     PROPOSED    AMOUNT OF
      OF SECURITIES TO BE     REGISTERED   MAXIMUM      MAXIMUM     REGISTRA-
      REGISTERED                           OFFERING     AGGREGATE   TION FEE
                                           PRICE PER    OFFERING
                                           SECURITY     PRICE
                                            OR PER
                                            UNIT
      ------------------------------------------------------------------------
      Preferred Securities
      of ICG Funding, LLC .  2,645,000   $56.125(1) $148,450,625.00 $44,985.04
      ------------------------------------------------------------------------
      Common Stock, $.01
      par value per
      share, of ICG
      Communications, Inc.  4,786,680(2)      -           -            -
      ------------------------------------------------------------------------
      Common Stock, $.01
      par value per
      share, of ICG
      Communications
      Inc.  . . . . . . .     200,000(3) $21.625(3)  $4,325,000.00  $1,310.61
      ------------------------------------------------------------------------
      Guarantee of the
      Preferred Securities
      of ICG Funding, LLC
      (4) . . . . . . . . .       -            -           -            -
      ------------------------------------------------------------------------
      Total                      -            -           -         $46,295.65
      ========================================================================

          (1) Estimated solely for the purpose of calculating the amount of the registration fee based on the average of the bid and asked prices of the Preferred Securities as reported on the PORTAL Market on November 14, 1997, in accordance with Rule 457(c) under the Securities Act.
          (2) The Preferred Securities are exchangeable for the common stock, par value $.01 per share (the "Common Stock"), of ICG Communications, Inc. in whole or in part at the holder's option. The number of shares of Common Stock to be registered represents the number of shares of Common Stock that may be issued upon exchange of the Preferred Securities. Each Preferred Security is initially exchangeable into 2.0811 shares of Common Stock, subject to adjustment under certain circumstances. Pursuant to Rule 416, this Registration Statement also registers such indeterminate number of additional shares of Common Stock as may be required as a result of an adjustment in the number of shares of Common Stock issuable upon exchange by reason of the formula contained in the terms of the Preferred Securities. Shares of Common Stock issued upon exchange of the Preferred Securities will be issued without the payment of additional consideration.
          (3) Estimated solely for the purpose of calculating the amount of the registration fee based on the average of the bid and asked prices of the Common Stock as reported on the Nasdaq National Market on November 17, 1997, in accordance with Rule 457(c) under the Securities Act. Represents shares of Common Stock to be sold by the Selling Stockholder named herein.
          (4) Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable for the Guarantee.

               THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
          =================================================================

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
          THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



          PROSPECTUS (SUBJECT TO COMPLETION)
          DATED NOVEMBER 18, 1997

                            _____________________________

                  2,645,000 6 3/4% EXCHANGEABLE PREFERRED SECURITIES
                             MANDATORILY REDEEMABLE 2009
                   (LIQUIDATION AMOUNT $50 PER PREFERRED SECURITY)
                                   ICG FUNDING, LLC

                     GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
                       AND EXCHANGEABLE INTO THE COMMON STOCK,
                                  $.01 PAR VALUE, OF
                               ICG COMMUNICATIONS, INC.

                          200,000 SHARES OF COMMON STOCK OF
                               ICG COMMUNICATIONS, INC.
                           _______________________________


               This Prospectus relates to the resale by the holders thereof of the 6 3/4% Exchangeable Limited Liability Company Preferred Securities (the "Preferred Securities"), liquidation amount $50 per Preferred Security, which represent preferred undivided beneficial interests in the assets of ICG Funding, LLC, a limited liability company formed under the laws of the State of Delaware ("Funding"), and the shares of common stock, par value $.01 per share (the "Common Stock"), of ICG Communications, Inc., a Delaware corporation ("ICG" and, together with its subsidiaries, "ICG" or the "Company"), issuable upon exchange of the Preferred Securities. This Prospectus also relates to the resale by Funding of up to 200,000 shares of Common Stock. The Preferred
          Securities were issued and sold (the "Original Offering") on September 24, 1997 (the "Original Closing Date") and October 3, 1997 to the Initial Purchasers (as defined herein) and were simultaneously resold by the Initial Purchasers in transactions exempt from the Securities Act of 1933, as amended (the "Securities Act"), in the United States to persons reasonably believed by the Initial Purchasers to be qualified institutional buyers as defined in Rule 144A under the Securities Act. The Preferred Securities are traded in the Private Offering, Resales and Trading through Automated Linkages ("PORTAL") Market. All of the beneficial interests in the assets of Funding represented by common securities of Funding (the "Common Securities" and, together with the Preferred Securities, the "Funding Securities") are owned directly by ICG. Funding exists for the exclusive purposes of issuing the Funding Securities and investing the proceeds of the sale thereof in the preferred stock of ICG mandatorily redeemable 2009, par value $.01 per share (the "ICG Preferred Stock"), and certain U.S. government securities. The ICG Preferred Stock ranks on a parity with all outstanding preferred stock of ICG, senior to the common stock of ICG and subordinate to all indebtedness and other liabilities of ICG. In the event of a liquidation, dissolution, winding-up or termination of Funding, the then holders of the Preferred Securities will have a preference over the holders of the Common Securities with respect to payments in respect of distributions and payments upon liquidation, redemption and otherwise. See "Description of the Preferred Securities - Ranking."

                                                   (Continued on next page)

                SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION
                 THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is XXXXXXXXX XX, 1997

               Each Preferred Security is exchangeable in the manner described herein at the option of the holder, at any time prior to the Mandatory Redemption Date (as defined herein), into shares of Common Stock, at an initial exchange rate of 2.0811 shares of Common Stock per $50 liquidation preference per Preferred Security (equivalent to an exchange price of $24.025 per share of Common Stock), subject to adjustment in certain circumstances.
          See "Description of the Preferred Securities - Exchange Rights -
           Exchange Rate Adjustments." The Common Stock is quoted on the
          Nasdaq National Market under the symbol "ICGX." On November 17,
          1997, the last reported sale price of Common Stock was $21.50 per share.

               The Preferred Securities and the Common Stock issuable upon exchange of the Preferred Securities (the "Offered Securities") may be offered and sold from time to time by the holders named herein or by their transferees, pledgees, donees or their successors (collectively, the "Selling Holders") pursuant to this Prospectus. The Offered Securities may be sold by the Selling Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution" and "Selling Holders." If required, the names of any such agents or underwriters involved in the sale of the Offered Securities and the applicable agent's commission, dealer's purchaser price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). The Selling Holders will receive all of the net proceeds from the sale of the Offered Securities and will pay all underwriting discounts and selling commissions, if any, applicable to any such sale. No portion of the net proceeds of this offering will be received by ICG or Funding. ICG is responsible for payment of all other expenses incident to the offer and sale of the Offered Securities. The Selling Holders and any broker-dealers, agents or underwriters which participate in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Offered Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

               Holders of Preferred Securities are entitled to receive dividends on the Preferred Securities at the rate of 6 3/4% per annum of the liquidation preference of Preferred Securities, payable quarterly. All dividends will be cumulative, whether or not earned or declared, on a daily basis from the Original Closing Date and will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year (each, a "Dividend Payment Date"), commencing on November 15, 1997 (to holders of record at the close of business on February 1, May 1, August 1 and November 1 immediately preceding the Dividend Payment Date). Through and including November 15, 2000, dividends on the Preferred Securities will be paid in cash. Thereafter, dividends on the Preferred Securities may be paid at Funding's option, in (i) cash, (ii) Common Stock, based upon 90% of the Average Market Value of the Common Stock or (iii) any combination of cash or Common Stock; provided that any dividend payment must be made in cash to the extent ICG shall have provided Funding with cash (whether through dividends on the ICG Preferred Stock or otherwise) to make all or any portion of such dividend payment with respect to the Preferred Securities. The Indentures (as defined herein) effectively prohibit ICG from providing cash to Funding (except as a result of Funding selling Common Stock). If any dividend (or portion thereof) payable in cash on any Dividend Payment Date is not declared or paid in full in cash on such Dividend Payment Date, the amount of such dividend that is payable and that is not paid in cash on such date will cumulate at the dividend rate, compounding quarterly, until declared and paid in full. See "Description of the Preferred Securities - The Guarantee; Lack of Practical Benefit to Holders from the Guarantee."

               Dividends on the Preferred Securities will be paid to the extent that Funding has funds legally available for the payment of such dividends. Amounts available to Funding for dividends to the holders of the Preferred Securities will be limited to shares of Common Stock received by Funding from ICG as dividends on the ICG Preferred Stock (and proceeds from any sales of such Common Stock by Funding) and the interest on and principal of the U.S. Treasury strips ("Treasury Strips") that are held in the Escrow Account (as defined herein). See "Description of the Preferred Securities -- Escrow." The ICG Preferred Stock provides that ICG shall pay dividends to Funding, payable in Common Stock, in an amount sufficient to allow Funding to pay dividends on the Preferred Securities in full. Any such Common Stock received by Funding may be paid as a dividend to the holders of the Preferred Securities or sold in the open market and the cash proceeds of sale would be used to pay cash dividends on the Preferred Securities. The payment of dividends out of moneys held by Funding, and payments on liquidation of Funding or the redemption of Preferred Securities, as set forth below, are guaranteed by ICG (the "Guarantee") to the extent described herein and under "Description of the Preferred Securities - The Guarantee; Lack of Practical Benefit to Holders from the Guarantee." The Guarantee covers payments of dividends and other payments on the Preferred Securities only if and to the extent Funding has funds available therefor, which will not be the case unless ICG has made a dividend payment or other payments on the ICG Preferred Stock held by Funding as its sole asset. ICG's obligations under Guarantee, taken together with its obligations under the ICG Preferred Stock and the Written Action (as defined herein) and Certificate of Designation relating to the ICG Preferred Stock (as defined herein), including its liabilities to pay costs, expenses, debts and obligations of Funding (other than with respect to the Funding Securities), constitute a full and unconditional guarantee by ICG of amounts due on the Preferred Securities. See "Description of the Preferred Securities - The Guarantee; Lack of Practical Benefit to Holders from the Guarantee."

               The obligations of ICG under the Guarantee are subordinate and junior in right of payment to all other liabilities of ICG. If ICG does not make dividend payments on the ICG Preferred Stock, Funding will not have sufficient funds to redeem or make distributions on the Preferred Securities, in which event holders of the Preferred Securities would not be able to rely on the Guarantee for payment of such amounts until Funding has sufficient funds available therefor. The obligations of ICG under the ICG Preferred Stock are subordinate and junior in right of payment to all present and future Senior Indebtedness (as defined herein) of ICG.

               Unless earlier redeemed or exchanged, the Preferred Securities must be redeemed on November 15, 2009, out of funds legally available therefor, by Funding at redemption prices set forth herein. See "Description of the Preferred Securities - Provisional Redemption by Funding."

               The Preferred Securities will also be subject to optional redemption by Funding on or after November 18, 2000 (the "Initial Redemption Date"). At any time and from time to time on or after the Initial Redemption Date and until the Mandatory Redemption Date, Funding will have the right to redeem, in whole or in part, the Preferred Securities at the redemption prices set forth herein. See "Description of the Preferred Securities - Optional Redemption by Funding."

               The ICG Preferred Stock is exchangeable into Common Stock at the option of Funding (upon request by a holder of the Preferred Securities) at any time prior to the business day immediately preceding the date of repayment of such ICG Preferred Stock at an exchange rate based on the exchange rate of the Preferred Securities. See "Description of the Preferred Securities - Exchange Rights."

               In the event of any voluntary or involuntary liquidation, dissolution, winding-up or termination of Funding (each a "Liquidation"), the then holders of the Preferred Securities will be entitled to receive out of the assets of Funding (which will include the ICG Preferred Stock, any interest on and principal of the Treasury Strips that are held in the Escrow Account, any Common Stock that Funding received from ICG as a dividend (or otherwise) and has not distributed as a dividend on the Preferred Securities or sold in the open market, and any other assets of Funding), after satisfaction of liabilities to creditors, if any, distributions in an amount equal to the aggregate of the stated liquidation preference of $50 of Preferred Security plus accrued and unpaid dividends thereon to the date of payment (the "Liquidation Distribution"). See "Description of the Preferred Securities - Liquidation Distribution Upon Dissolution."

               If, upon any such Liquidation, the Liquidation Distribution can be paid only in part because Funding has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable by Funding on the Preferred Securities shall be paid on a pro rata basis. ICG will be obligated to pay dividends, consisting of ICG Preferred Stock, to Funding so that it will be able to make the Liquidation Distribution in full.

          NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ____________________

                                  TABLE OF CONTENTS

          THE REGISTRANTS . . . . . . . . . . . . . . . . . . . . . . . . 5
          AVAILABLE INFORMATION   . . . . . . . . . . . . . . . . . . . . 5
          INFORMATION INCORPORATED BY REFERENCE . . . . . . . . . . . . . 5
          PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . 7
          RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . .  12
          USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . .  25
          FINANCIAL INFORMATION REGARDING FUNDING . . . . . . . . . . .  25
          RATIO OF EARNINGS TO COMBINED FIXED
            CHARGES AND PREFERRED STOCK DIVIDENDS . . . . . . . . . . .  25
          DESCRIPTION OF THE PREFERRED SECURITIES   . . . . . . . . . .  26
          DESCRIPTION OF ICG PREFERRED STOCK  . . . . . . . . . . . . .  35
          SELLING HOLDERS . . . . . . . . . . . . . . . . . . . . . . .  37
          CERTAIN UNITED STATES FEDERAL
            INCOME TAX CONSIDERATIONS . . . . . . . . . . . . . . . . .  39
          PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . .  46
          LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . .  47
          EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

                                   THE REGISTRANTS

               ICG and Funding have their principal executive offices at 9605 East Maroon Circle, P.O. Box 6742, Englewood, Colorado 80155-6742, and their telephone number is (303) 572-5960.

                                AVAILABLE INFORMATION

               ICG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied (at prescribed rates) at the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

               ICG and Funding have filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules. The Registration Statement, including the exhibits and schedules thereto, may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission set forth above.

               No separate financial statements of Funding are included herein. ICG and Funding do not consider that such financial statements would be material to holders of the Offered Securities because Funding is a newly created special purpose entity, has no operating history and no independent operations and is not engaged in, and does not propose to engage in, any activity other than as set forth below. See "Summary - Funding."

               The terms "fiscal" and "fiscal year" refer to ICG's fiscal year ending September 30; and all dollar amounts are in U.S. dollars. Effective January 1, 1997, ICG changed its fiscal year end to December 31 from September 30. Industry figures were obtained from reports published by the Federal Communications Commission (the "FCC"), the U.S. Department of Commerce, Connecticut Research (an industry research organization) and other industry sources, which the Company has not independently verified.

                        INFORMATION INCORPORATED BY REFERENCE

               The following documents have been filed by the Company with the Commission (File No. 1-11965) and are hereby incorporated by reference and made a part of this Prospectus:

               1.   Proxy Statement on Schedule 14A filed May 16, 1997.
               2. Annual Report on Form 10-K for the fiscal year ended September 30, 1996.
               3. Transition Report on Form 10-K/A for the transition period from October 1, 1996 to December 31, 1996.
               4. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.
               5. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.
               6. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997.
               7.   Current Report on Form 8-K dated February 20, 1997.

               8.   Current Report on Form 8-K dated February 24, 1997.
               9.   Current Report on Form 8-K dated September 18, 1997.
               10.  Current Report on Form 8-K dated September 29, 1997.
               11.  Current Report on Form 8-K dated October 21, 1997.
               12. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description.

               All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the shares made hereby, shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus is a part and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon oral or written request of such person, a copy of any and all information that has been incorporated by reference into this Prospectus (not including exhibits to the information unless such exhibits are specifically incorporated by reference into such information). Requests for information should be addressed to: ICG Communications, Inc., 9605 East Maroon Circle, P.O. Box 6742, Englewood, Colorado 80155-6742, Attention: Investor Relations (telephone number (800) 408-4253).

                                  PROSPECTUS SUMMARY

               The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, and notes thereto, appearing in the documents incorporated by reference herein. Unless the context otherwise requires, the term "Company" means the combined business operations of ICG and its subsidiaries, including ICG Holdings (Canada), Inc. ("Holdings-Canada") and ICG Holdings, Inc. ("Holdings"). Certain statements contained in this Prospectus with respect to the Company's plans and strategy for its business and related financing are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act). Such statements are subject to risks and uncertainties and, as a result, actual results may differ materially from those expressed in or implied by such forward-looking statements. For a discussion of important risks of an investment in the Offered Securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." Investors should carefully consider the information set forth under the caption "Risk Factors," including the risks relating to historical and anticipated operating losses and negative cash flows.


                                     THE COMPANY

               The Company is one of the largest independent providers of competitive local telephone services in the United States, based on estimates of the industry's 1996 revenue. Competitive local exchange carriers ("CLECs") seek to provide an alternative to the incumbent local exchange carriers ("ILECs") for a full range of telecommunications services in the increasingly deregulated telecommunications industry. As a CLEC, the Company operates networks in four regional clusters covering major metropolitan statistical areas in California, Colorado, Ohio and the Southeast. The Company also provides a wide range of network systems integration services and maritime and international satellite transmission services. As a leading participant in the rapidly growing competitive local telecommunications industry, the Company has experienced significant growth, with total revenue increasing from $59.1 million for fiscal 1994 to $252.5 million for the 12-month period ended September 30, 1997.

               The Federal Telecommunications Act of 1996 (the "Telecommunications Act") and procompetitive state regulatory initiatives have substantially changed the telecommunications regulatory environment in the United States. Due to these regulatory changes, the Company is now permitted to offer all interstate and intrastate telephone services, including competitive local dial tone. The Company is marketing and selling local dial tone services in major metropolitan areas in the following regions: California, which began service in late January 1997, followed by Ohio in February 1997, Colorado in March 1997 and the Southeast in May 1997. During the nine months ended September 30, 1997, the Company sold approximately 92,000 local access lines, of which approximately 51,000 were in service at that date. As a complement to its local exchange services, the Company has begun marketing bundled service offerings which include long distance, enhanced telecommunications services and data services. The Company has 18 operating high capacity digital voice switches and 15 data communications switches, and plans to install additional switches as demand warrants. To facilitate the expansion of its services, the Company has entered into agreements with Lucent Technologies, Inc. ("Lucent"), Northern Telecom Inc. ("Nortel") and Cascade Communications, Inc. ("Cascade") to purchase a full range of switching systems, fiber optic cable, network electronics, software and services. The Company has signed an Agreement and Plan of Merger (the "Merger Agreement") with NETCOM On-Line Communication Services, Inc. ("NETCOM"), an Internet service provider, in order to broaden the Company's product and service offerings. See " --Recent Developments."

               In developing its telecommunications service offerings, the Company continues to invest significant resources to expand its network. This expansion is being undertaken through a combination of constructing owned facilities, entering into long-term agreements with other telecommunications carriers, establishing strategic alliances with utility companies and potentially through acquisitions.


          TELECOM SERVICES

               The Company operates local exchange networks in the following markets within its four regional clusters: California (Sacramento, San Diego and portions of the Los Angeles and San Francisco metropolitan areas); Colorado (Denver, Colorado Springs and Boulder); Ohio (Akron, Cleveland, Columbus and Dayton) and the Southeast (Birmingham, Charlotte, Louisville and Nashville). The Company plans to build a network in Atlanta in conjunction with The Southern Company ("Southern"). Through its strategic alliance with Central and South West Corporation ("CSW"), service is expected to be offered in Austin, Corpus Christi, Dallas, Houston and San Antonio, Texas. See "--Recent Developments." The Company will continue to expand its network through construction, leased facilities, strategic joint ventures and potentially through acquisitions. The Company's operating networks have grown from 780 fiber route miles at the end of fiscal 1994 to 3,021 fiber route miles as of September 30, 1997. Telecom Services revenue has increased from $14.9 million for fiscal 1994 to $158.0 million for the 12-month period ended September 30, 1997.

               Strategy

               The Company's objective is to become the dominant alternative to the ILEC in the markets it serves. In furtherance of this objective, the Company has developed strategies to aggressively market its broad range of telecommunications services to business end users and to leverage its extensive network footprint and its expertise in the provision of switched telecommunications services. The key elements of this strategy are:

               Expand Service Offerings. The Company's focus is to provide a wide range of local, long distance and data communications services to business end users and wholesale customers within its service areas, with an emphasis on local exchange services. The Company believes that customers are increasingly demanding a broad, full service approach to providing telecommunications services. By offering a wide array of services bundled into customized packages, management believes the Company will be better able to capture business from telecommunications-intensive commercial accounts. To this end, the Company is complementing its core competitive local exchange services with local toll and long distance services tailored to the needs of its customers and expects to also provide tailored data services.

               Market Services to End Users. Management believes an end user strategy can accelerate its penetration of the local services market and better leverage the Company's network investment. In support of this strategy, the Company has substantially increased its direct sales and marketing staff. The Company's sales force has grown from 81 and 143 people at September 30, 1996 and December 31, 1996, respectively, to approximately 400 people (including sales management, technical sales support and administrative support) at September 30, 1997.

               Concentrate Markets in Regional Clusters. The Company believes that by focusing on regional clusters it will be able to more effectively service its customers' needs and efficiently market, operate and control its networks. As a result, the Company has concentrated its networks in regional clusters serving major metropolitan areas in California, Colorado, Ohio and the Southeast. The Company also intends to expand its network footprint to include Texas (and may also expand to Arkansas, Louisiana and Oklahoma) through a strategic alliance with CSW. See "--Recent Developments."

               Network Connectivity. Significant amounts of telecommunications traffic are carried within the Company's regional clusters. Management believes that integrating these clusters through the connection of individual networks will provide significant benefits, including cost advantages. These cost advantages would result from the Company's ability to carry regional traffic on-net, thereby improving operating margins by reducing payments to other carriers for the use of their facilities. Accordingly, the Company is in the process of connecting networks within each of its California, Colorado and Ohio clusters with inter-city fiber optic cable.

               Expand Alliances with Utilities. The Company has established and is actively pursuing strategic alliances with utility companies to take advantage of their existing fiber optic infrastructures and customer relationships. This approach affords the Company the opportunity to license or lease fiber optic facilities on a long-term basis, which is more timely and cost effective than constructing facilities. In addition, utilities possess conduit and other facilities that enable the Company to more easily install additional fiber to extend existing networks in a given market. Finally, management expects these strategic alliances to combine the Company's expertise in providing high quality telecommunications services with the utility's name recognition and customer relationships in marketing telecommunications products and services to the utility's customer base.


          NETWORK SERVICES

               Through the Company's wholly owned subsidiary, ICG Fiber Optic Technologies, Inc. ("FOTI"), the Company supplies information technology services and selected networking products, focusing on network design, installation, maintenance and support for a variety of end users, including Fortune 1000 firms and other large businesses and telecommunications companies. Revenue from Network Services operations was $66.0 million for the 12-month period ended September 30, 1997.


          SATELLITE SERVICES

               The Company's Satellite Services operations provide satellite voice and data services to major cruise lines, commercial shipping vessels, yachts, the U.S. Navy and offshore oil platforms. The Company also owns a teleport facility which provides international voice and data transmission services. Revenue for Satellite Services operations was $28.5 million for the 12-month period ended September 30, 1997. The Company has been considering the disposition of its Satellite Services operations for some time to better focus its efforts on its core Telecom Services unit, although it has not approved or adopted a formal plan for such disposition.


          RECENT DEVELOPMENTS

               Network Expansion. The Company continues to expand its network footprint through several strategic initiatives with utility companies and other telecommunications carriers. In January 1997, the Company announced an agreement with a subsidiary of Southern that will permit the Company to construct a 100-mile fiber optic network in the Atlanta metropolitan area. In June 1997, the Company entered into an indefeasible right of use ("IRU") agreement with Qwest Communications Corporation for approximately 1,800 miles of fiber optic network and additional broadband capacity in California, Colorado, Ohio and the Southeast. The Company expects this new capacity will be used for the transmission of local, long distance and data communications services in and between the Company's markets.

               CSW Strategic Alliance. In January 1997, the Company announced a strategic alliance with CSW which is expected to develop and market telecommunications services in Austin, Corpus Christi, Dallas, Houston and San Antonio, Texas. The venture entity, a limited partnership named CSW/ICG ChoiceCom, L.P. ("ChoiceCom"), is based in Austin, Texas. CSW holds 100% of the interest in ChoiceCom and the Company has an option to purchase a 50% interest at any time prior to July 1, 2003. Subsequent to July 1, 1999, if the Company has not exercised its purchase option, CSW will have the right to sell either 51% or 100% of the partnership interest in ChoiceCom to the Company. CSW and the Company each have two representatives on the Management Committee of the general partner of ChoiceCom. ChoiceCom may eventually offer local exchange, data communications, long haul and other services in other cities in Arkansas, Louisiana, Oklahoma and Texas.

               Cascade Agreement. In April 1997, the Company entered into an agreement with Cascade for the purchase of high-speed frame relay and asynchronous transfer mode ("ATM") switching products that will enable the Company to provide high-speed data connectivity to its customers. In addition, the Company has obtained turnkey services from Cascade for product planning and deployment of the product, including program management, network design, onsite operations support and training.

               Acquisition of Communications Buying Group, Inc. On
          October 17, 1997, the Company purchased approximately 91% of the outstanding capital stock of Communications Buying Group, Inc. ("CBG"), an Ohio based local exchange and Centrex reseller (the "CBG Acquisition"). The remaining approximately 9% will be purchased on or before March 24, 1998, pursuant to the terms of the Stock Purchase Agreement governing the CBG Acquisition. The Company paid total consideration of approximately $46.5 million, plus the assumption of certain liabilities, and expects to pay approximately $2.9 million for the purchase of the remaining approximately 9% interest. Separately, on October 17, 1997, the Company sold approximately $16.0 million of Common Stock to certain shareholders of CBG.

               CBG currently serves customers in Cleveland, Columbus and Akron, Ohio as well as in surrounding areas. CBG currently has approximately 27,000 Centrex lines in service and over 30,000 business lines in service, principally pursuant to various resale and other agreements with Ameritech Corp. ("Ameritech"), the ILEC in the markets it serves. CBG focuses its sales and marketing efforts on small to medium-sized businesses and provides a one-stop solution for the local and long distance needs of its customers. For the calendar year 1996 and the nine months ended September 30, 1997, CBG's revenue was approximately $21.4 million and $24.1 million, respectively, and EBITDA losses were approximately $(1.0) million and $(1.3) million, respectively.

               The Company believes that the business strategy of CBG is closely aligned with that of the Company and that it can successfully leverage the services offered by CBG to enhance the Company's offering of similar services in its existing Ohio markets, including all those currently served by CBG. The acquisition of CBG has doubled the Company's current sales presence in Ohio to approximately 60 people. In addition, the Company believes that its ability to migrate, over time, a portion of CBG's existing customer base to its fiber optic facilities offers significant cost savings. The Company believes that the transaction has significantly furthered its goal of becoming the dominant alternative to the ILEC in Ohio.

               Merger Agreement with NETCOM On-Line Communication Services, Inc. On October 12, 1997, the Company announced that it had signed the Merger Agreement with NETCOM. NETCOM is a provider of Internet connectivity and Web-hosting services and a suite of software applications. For calendar years 1995, 1996 and the nine months ended September 30, 1997, NETCOM reported revenue of $52.4 million, $120.5 million and $120.1 million, respectively, and EBITDA of $(5.8) million, $(5.1) million and $(2.4) million, respectively. The Company intends to account for the business combination under the pooling-of-interests method of accounting. Subject to the approval of the shareholders of ICG and NETCOM and satisfaction of certain other conditions, the Company anticipates the merger between ICG and NETCOM (the "NETCOM Merger") to close during the first quarter of 1998.

               At the effective time of the NETCOM Merger (the "Effective Time"), each outstanding share of NETCOM common stock, $.01 par value, will be automatically converted into and represent the right to receive a number of shares of Common Stock equal to the Exchange Ratio. The Exchange Ratio will equal 0.8628 shares of Common Stock if the closing price of a share of Common Stock (the "Closing Price") is greater than or equal to $22.125; provided, however, that if the Closing Price is greater than or equal to $19.00 but less than $22.125, the Exchange Ratio will equal a fraction (rounded to the nearest ten-thousandth) determined by dividing $19.0625 by the Closing Price; and provided further, that if the Closing Price is less than $19.00, the Exchange Ratio will equal 1.0078. Cash will be paid in lieu of fractional shares.

               The Company believes that the NETCOM Merger will create a full-service business communications company providing a single source for a complete range of voice, data, Internet, Web-hosting and other communications services over an extensive fiber optic network. Currently, approximately one-half of NETCOM's customers are located in the Company's existing network territory. It is anticipated that the NETCOM Merger will enable the combined entity to better utilize ICG's fiber and frame relay networks.

               Financings. In March 1997, the Company raised net proceeds of $192.4 million from the sale of 11 5/8% Senior Discount Notes due 2007 (the "11 5/8% Notes") of Holdings and 14% Exchangeable Preferred Stock Mandatorily Redeemable 2008 (the "14% Preferred Stock") of Holdings. Cash interest on the 11 5/8% Notes accrues at 11 5/8% per annum beginning March 15, 2002 and is payable quarterly, commencing September 15, 2002. The 14% Preferred Stock accrues dividends quarterly at an annual rate of 14% per annum. Dividends are payable quarterly in cash or, on or prior to March 15, 2002, at the sole option of Holdings, in additional shares of 14% Preferred Stock. The Company believes that its liquidity was improved because the 11 5/8% Notes and the 14% Preferred Stock do not require the payment of cash interest or cash dividends prior to 2002. The 11 5/8% Notes and the 14% Preferred Stock have been registered under the Securities Act.

               In September and October 1997, Funding, the Company's new wholly-owned subsidiary, completed a private placement of $132.25 million of Preferred Securities. The Preferred Securities are mandatorily redeemable November 15, 2009 at the liquidation preference of $50.00, plus accrued and unpaid dividends. Dividends on the Preferred Securities will be cumulative at the rate of 6 3/4% per annum and will be paid in cash through November 15, 2000 and, thereafter, will be paid in cash and/or shares of Common Stock. The Preferred Securities are exchangeable, at the option of the holder, into Common Stock at an exchange price of $24.025 per share. Funding may, at its option, redeem the Preferred Securities any time on or after November 18, 2000. Prior to that time, Funding may redeem the Preferred Securities if the current market value of Common Stock equals or exceeds the exchange price, for at least 20 days of any consecutive 30-day trading period, by 170 percent prior to November 16, 1998; by 160 percent from November 16, 1998 through November 16, 1999; and by 150 percent from November 16, 1999 through November 16, 2000.

                                       FUNDING

               Funding is a special purpose limited liability company formed under the laws of the State of Delaware pursuant to the filing of a Certificate of Formation with the Delaware Secretary of State on September 17, 1997 and the entering into of an Agreement of Limited Liability Company of ICG Funding, LLC, dated as of September 17, 1997. Funding's purpose is defined in an Amended and Restated Limited Liability Company Agreement of ICG Funding, LLC (the "Operating Agreement"), dated as of
          September 23, 1997. ICG has acquired all of the Common Securities of Funding in an aggregate liquidation amount equal to .01% of all interests in the capital, income, gain, loss, deduction and credit of Funding at all times. Funding exists for the exclusive purposes of (i) issuing the Funding Securities, representing undivided beneficial interests in the assets of Funding, (ii) investing the proceeds of the sale thereof in the ICG Preferred Stock and certain U.S. government securities and (iii) engaging in those other activities necessary or incidental thereto. The term of Funding will continue until December 31, 2050, unless dissolved before such date in accordance with the provisions of the Operating Agreement.

               The business and affairs of Funding are conducted by ICG, in its capacity as manager (the "Manager"). The duties and obligations of the Manager are governed by the Operating Agreement. Funding holds title to the ICG Preferred Stock for the benefit of the holders of the Funding Securities and has the power to exercise all rights, powers and privileges under the ICG Preferred Stock. ICG will pay all fees and expenses related to the offering of the Preferred Securities. The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are as set forth in the Operating Agreement and the Delaware Limited Liability Company Act, as amended (the "LLC Act").


                                     RISK FACTORS

               SEE "RISK FACTORS," IMMEDIATELY FOLLOWING THIS SUMMARY, FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONJUNCTION WITH AN INVESTMENT IN THE OFFERED SECURITIES, INCLUDING RISKS RELATED TO HISTORICAL AND ANTICIPATED OPERATING LOSSES, NEGATIVE CASH FLOWS AND SUBSTANTIAL INDEBTEDNESS.

                                     RISK FACTORS

               An investment in the Offered Securities offered hereby involves a high degree of risk. The following risk factors, together with the other information set forth in this Prospectus should be considered when evaluating an investment in the Company. This Prospectus includes certain forward-looking statements. The discussion set forth below contains cautionary statements identifying important factors including, but not limited to, dependence on increased traffic on the Company's facilities, the successful implementation of the Company's strategy of offering an integrated telecommunications package of local, long distance, data communications and value added services, continued development of the Company's network infrastructure and actions of competitors and regulatory authorities, that could cause actual results to differ materially from the forward-looking statements.


          HISTORICAL AND ANTICIPATED FUTURE OPERATING LOSSES, NET LOSSES AND NEGATIVE CASH FLOWS

               The Company has incurred and expects to continue to incur significant operating and net losses. For the 12 months ended September 30, 1997, the Company had revenue of approximately $252.5 million, an operating loss of approximately $161.2 million, negative EBITDA of approximately $112.6 million, cash used by operating activities of approximately $80.0 million, interest expense of approximately $106.8 million and a net loss of approximately $274.2 million. In conjunction with the increase in its service offerings, the Company will need to spend significant amounts on sales, marketing, customer service, engineering and corporate personnel prior to the generation of appreciable revenue. The Company expects to continue to generate significant negative cash flows from operating activities while it emphasizes development, construction and expansion of its Telecom Services business and until the Company establishes a sufficient revenue generating customer base. As the Company's customer base grows, the Company anticipates that operating margins and cash flows will improve as incremental revenue will exceed incremental operating expenses. This is dependent upon the successful implementation of the Company's local dial tone, local toll, data communications and long distance service strategies, continued development of the Company's network infrastructure, increased traffic on the Company's facilities, any or all of which may not occur, and upon actions of competitors and regulatory authorities. The Company had an accumulated deficit and stockholders' deficit of approximately $593.0 million and $284.5 million, respectively, at September 30, 1997. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows in the future or at any time have sufficient resources to meet its obligations, including funding the mandatory redemption price of the Offered Securities by redeeming the ICG Preferred Stock for cash. The Company will be adversely affected if it does not make substantial progress toward achieving profitability.


          RISKS RELATED TO LOCAL SERVICES AND SWITCHED SERVICES STRATEGIES

               The Company is a recent entrant in the competitive local telecommunications services industry. The local telecommunications services market has only recently opened to competition due to the passage of the Telecommunications Act, state and federal regulatory rulings designed to implement the Telecommunications Act, and negotiations with ILECs under the terms of the Telecommunications Act and state rulings. The Company is initiating the provision of long distance and data communications services. The Company believes that offering a full-service portfolio of local, long distance and data products is the best method for gaining market share among business customers and reducing customer churn. However, the Company has only recently begun to offer long distance services and has not yet generated any revenue from data services, despite its offering of these services since the first quarter of 1997. The Company is making significant operating and capital investments and will have to address numerous operating complexities associated primarily with providing local services. The Company will be required to develop new provisioning and technical support systems and will need to develop new marketing initiatives and hire and train a new sales force responsible for selling its services. The Company will also need to supplement the necessary billing and collection systems for local services and integrate these systems with those of its long distance and other services, including data services. There can be no assurance that the Company can design and install, and coordinate with ILECs regarding, necessary provisioning, billing and customer management systems in a timely manner to permit the Company to provision local exchange, local toll, long distance or data communications services as planned.

               The Company expects to face significant competition from ILECs, whose core business is providing local dial tone service. The ILECs which currently are the dominant providers of services in their markets, are expected to mount a significant competitive response to new entrants in their market, such as the Company. The Company expects to face significant competitive product and pricing pressures from the ILECs in these markets, as well as from other CLECs.

               The Company began generating switched services revenue in the fourth quarter of fiscal 1994, and substantially all of the Company's current switched revenue is from wholesale customers. The Company is experiencing negative operating margins from the provision of wholesale switched services because it relies on ILEC networks to terminate and originate customers' switched traffic. The Company expects overall operating margins from switched services to improve as local dial tone, local toll, long distance and data communications services become a relatively larger portion of its business mix and the Company deemphasizes its wholesale switched services.


          CERTAIN FINANCIAL AND OPERATING RESTRICTIONS

               The terms governing certain of Holdings' senior indebtedness and preferred stock impose significant operating and financial restrictions on the Company. Such restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, create liens on its assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with such covenants would result in a default thereunder, in which case the lenders will be able to accelerate the maturity of the applicable indebtedness. Moreover, the instruments governing the Company's material indebtedness contain cross-default provisions which provide that a default under other indebtedness will be considered a default under the indebtedness in question. In the event that a cross-default were triggered, the maturity of substantially all of the Company's approximately $940.9 million of indebtedness at September 30, 1997 would be accelerated and become immediately due and payable. As a result, the Company would not be able to satisfy all of its debt obligations, which would have a substantial material adverse effect on the value of the Offered Securities and the Company's ability to continue as a going concern. There can be no assurance that the Company will be able to comply with such covenants in the future or that such compliance would not cause the Company to forego opportunities that might otherwise be beneficial to the Company.


          SUBSTANTIAL INDEBTEDNESS

               As of September 30, 1997, the Company had, on a consolidated basis, aggregate accreted indebtedness, including capitalized lease obligations, of approximately $940.9 million. With respect to indebtedness currently outstanding, the Company has interest payment obligations of approximately $113.3 million in 2001, $158.0 million in 2002 and $168.1 million in 2003. In addition, with respect to the Preferred Securities and Holdings' preferred stock currently outstanding, the Company has cash dividend obligations of approximately $8.9 million in each of 1998, 1999 and 2000, $21.5 million in 2001, $57.0 million in 2002 and $70.9 million in 2003. Accordingly, the Company may have to refinance a substantial amount of indebtedness and obtain substantial additional funds prior to March 2001, when Holdings is required to commence cash interest payments under its senior indebtedness. The Company's ability to obtain additional sources of cash will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its indebtedness and other factors, including market conditions, beyond the control of the Company. Additional sources of cash may include public and private equity and debt financings by ICG, Holdings and their subsidiaries, sales of non-strategic assets, capitalized leases and other financing arrangements. There can be no assurance that the Company will be able to refinance such indebtedness, including such capitalized leases, or obtain such additional funds, and if the Company is unable to effect such refinancings or obtain additional funds, the Company's ability to make principal and interest payments on its indebtedness, including payment of cash dividends on, or the mandatory redemption price of, the Preferred Securities, its ability to continue as a going concern and the price of the Offered Securities will be substantially materially adversely affected.


          RISKS RELATED TO RAPID EXPANSION OF BUSINESS; INTEGRATION OF ACQUIRED BUSINESSES

               The continued rapid expansion and development of the Company's business will depend on, among other things, the Company's ability to successfully implement its sales and marketing strategy, evaluate markets, lease fiber, design and build fiber backbone routes, secure financing, install facilities, acquire rights of way and building access, obtain any required government authorizations, implement interconnection to, and collocation with, facilities owned by ILECs and obtain appropriately priced unbundled network elements from the ILECs, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition, such expansion may involve acquisitions which, if made, could divert the resources and management time of the Company and require integration with the Company's existing networks and service offerings. See "--Risks Related to Local Services and Switched Services Strategies."

               The Company has experienced rapid growth. The Company intends to continue to grow through further expansion of its existing operations, through acquisitions including the CBG Acquisition and the NETCOM Merger, and through the establishment of new operations. The Company constantly evaluates acquisition opportunities. The Company's ability to manage its anticipated future growth will depend on its ability to evaluate new markets and investment vehicles, monitor operations, control costs, maintain effective quality controls, and significantly expand the Company's internal management, technical and accounting systems. The Company's rapid growth has placed, and its planned future growth will continue to place, a significant strain on the Company's financial, management and operational resources, including the identification of acquisition targets and the negotiation of acquisition agreements. In addition, acquisitions and the establishment of new operations will entail considerable expenses in advance of anticipated revenues and may cause fluctuations in the Company's operating results.

               In addition, the Company's acquired and new businesses will need to be integrated with its existing operations. For acquired businesses, including CBG and NETCOM, this may entail, among other things, integration of switching, transmission, technical, sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance and other systems and operating hardware and software, some or all of which may be incompatible. The failure to effectively integrate acquired businesses could have a material adverse effect on the Company's business, growth, financial condition and results of operations and the price of the Offered Securities.


          COMPETITION

               The Company operates in an increasingly competitive environment dominated by ILECs such as the Regional Bell Operating Companies ("RBOCs") and GTE Corporation ("GTE"). The Company's current competitors include RBOCs, GTE, other independent ILECs, other CLECs, network systems integration service providers, microwave and satellite service providers, teleport operators, wireless telecommunications providers and private networks of large end users. Potential competitors include cable television companies, utilities, ILECs outside their current local service areas and the local access operations of long distance carriers. Consolidation of telecommunications companies, including mergers between certain of the RBOCs, and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to increased competition. One of the primary purposes of the Telecommunications Act is to promote competition, particularly in the local telephone market. Since the enactment of the Telecommunications Act, several telecommunications companies have indicated their intention to aggressively expand their ability to address many segments of the telecommunications industry, including segments in which the Company participates and expects to participate. For example, AT&T Corp., MCI Communications Corp., Time Warner Communications, Inc., Texas Utilities Company and other large companies are entering the local markets as competitors of the Company. This may result in more participants than can ultimately be successful in a given market.

               As a recent entrant in the telecom services industry, the Company, like other CLECs, has not achieved a significant market share. The ILECs have long-standing relationships with their customers, have the potential to subsidize services with revenue from a variety of businesses and have benefitted from certain state and federal regulations that, until recently, favored the incumbent operator over potential competitors. The Telecommunications Act, other recent state legislative actions, and current federal and state regulatory initiatives provide increased business opportunities for the Company and others by removing or substantially reducing barriers to local exchange competition. However, these new competitive opportunities are accompanied by potential new competitive opportunities for the ILECs, as the Telecommunications Act provides the conditions for the removal of previous restrictions on the provision of long distance services by the RBOCs. It is also expected that increased local competition will result in increased pricing flexibility for, and relaxation of regulatory oversight of, the ILECs. If the ILECs are permitted to engage in increased volume and discount pricing practices or charge CLECs increased fees for interconnection to their networks, or if the ILECs seek to delay implementation of interconnection to their networks, the Company's results of operations and financial condition could be adversely affected. In addition, the Company has experienced declining access unit prices and increasing price competition for access services which to date have been more than offset by increasing network usage. The Company expects to continue to experience declining prices for the foreseeable future. There can be no assurance that the Company will be able to achieve or maintain adequate market share or revenue, or compete effectively in any of its markets. Any of the foregoing factors could have a material adverse effect on the Company and on the price of the Offered Securities.

               In addition, the long distance and data transmission businesses are extremely competitive and prices have declined substantially in recent years and are expected to continue to decline.

               Finally, with respect to the NETCOM Merger, when completed, the Company will experience substantial competition in providing Internet services.


          REGULATION

               The Company operates in an industry that is undergoing substantial regulatory change as a result of the passage of the Telecommunications Act. The Company's Telecom Services activities are regulated by the FCC, state regulatory agencies and municipalities. The Company's Satellite Service activities are regulated by the FCC and international regulatory bodies.

               The FCC regulates the Company's provision of interstate common carrier services, including long distance and data services, and the Company's provision of international services. The Company currently files and maintains tariffs with the FCC. In addition, the FCC and state regulatory bodies are charged with implementing the Telecommunications Act, which has a substantial impact on the development of the Company's local exchange business. The Telecommunications Act is also subject to actions of the federal courts, while state regulatory actions are subject to review and actions of both state and federal courts. State regulatory agencies regulate the Company's provision of local dial tone and other intrastate common carrier services. In general, the Company is required to obtain certification from the relevant state public utilities commissions prior to the initiation of intrastate service and is also required to file tariffs listing the rates, terms and conditions of intrastate services provided. Several states also impose operating restrictions on the CLEC industry, covering the ability to raise and lower prices and restrictions on marketing and sales activities. In addition, local authorities control the Company's access to municipal rights of way. Any failure to maintain proper federal and state tariffing or state certification, or noncompliance with federal, state or local laws or regulations, could have a material adverse effect on the Company.

               The Telecommunications Act generally requires ILECs to provide interconnection, nondiscriminatory access to ILEC networks, unbundling of ILEC networks and access to ILEC operational support systems and network portability. The Telecommunications Act imposes a variety of new duties on the ILECs in order to promote network competition in the markets for local exchange and access services, including the duty to negotiate in good faith with competitors requesting interconnection to the ILEC networks. However, negotiations with each ILEC have sometimes involved considerable delays and the resulting negotiated agreements may not necessarily be obtained on terms and conditions that are desirable to the Company. In such instances, the Company has petitioned the proper state regulatory agency to arbitrate disputed issues. In addition, following state review either party in the negotiations can appeal to the federal courts. There can be no assurance that the Company will be able to negotiate acceptable new interconnection agreements with ILECs or that, if state regulatory authorities impose terms and conditions on the parties in arbitration, such terms will be acceptable to the Company.

               On August 8, 1996, the FCC adopted rules and policies implementing the interconnection provisions of the Telecommunications Act, which rules, in general, are favorable to new competitive entrants. The FCC's rules were challenged in the federal courts of appeals by GTE, the RBOCs, other large independent ILECs and state regulatory commissions. On July 18, 1997, the U.S. Court of Appeals for the Eighth Circuit (the "Eighth Circuit Court") issued a ruling that vacated certain of the FCC's rules and upheld the FCC's rules on other issues.

               In the July 18, 1997 decision, the Eighth Circuit Court ruled that state commissions, not the FCC, have jurisdiction over the pricing of interconnection, unbundled network elements and resale services. The Eighth Circuit Court also ruled that the FCC's interpretation of Section 252(i) of the Telecommunications Act, the so-called "pick and choose" provision, was incorrect. The Eighth Circuit Court held that the Telecommunications Act allows CLECs to adopt whole interconnection agreements negotiated by other competitors but not to "pick and choose" pieces of existing agreements.

               Because the Eighth Circuit Court held that CLECs cannot "pick and choose" pieces of other interconnectors' negotiated interconnection agreements, the Company may be subject to the risk that other CLECs negotiate more favorable prices, terms or conditions with the ILECS. The Company's only recourse under such circumstances may be to adopt other interconnectors' agreements with an ILEC in whole, though these agreements may include terms and conditions the Company finds unacceptable. The Eighth Circuit Court upheld certain of the FCC's rules regarding unbundled network elements. Moreover, the Eighth Circuit Court's decision does not alter most of the basic statutory requirements of the Telecommunications Act, including the statutory requirements that the ILECs conduct negotiations and enter into interconnection agreements with competitive carriers.

               The FCC (and other parties) have announced their intention to seek Supreme Court review of the Eighth Circuit Court's decision. Additionally, separate petitions for rehearing were filed with the Eighth Circuit Court by a group of interexchange carriers ("IXCs"), two groups of ILECs and a group of CLECs. On October 14, 1997 the Eighth Circuit Court granted the ILEC petitions for rehearing, and denied the CLEC and IXC petitions. The Court's decision on rehearing vacated an additional FCC rule that addressed the ability of new entrants to purchase ILEC network elements at cost-based rates on a bundled rather than an unbundled basis. Management believes the Company could benefit from a reversal in whole, or in part, of the Eighth Circuit Court's decision.

               Although the Company believes that the Telecommunications Act and other state and federal regulatory initiatives that favor increased competition are advantageous to the Company, there can be no assurance that changes in current or future state or federal regulations, including changes that may result from further court review of the FCC's interconnection rules, or increased competitive opportunities resulting from such changes, will not have a material adverse effect on the Company and on the price of the Offered Securities.

               The Company must obtain and maintain certain FCC authorizations for its satellite and wireless services. The Company currently provides maritime communication services pursuant to an experimental license and a grant of Special Temporary Authority ("STA"). The Company's experimental license has been renewed by the FCC on several occasions. In January 1997, the Company submitted an application for the modification and renewal of the experimental license, which was due to expire on February 1, 1997. Under the FCC's procedures, the experimental license has remained valid pending FCC action on the renewal and modification. On January 30, 1997, the Company was granted the STA for which the Company filed for a six-month extension on July 25, 1997. The Company has received a verbal grant of the extension. Although the Company expects that the FCC will issue a permanent license, there can be no assurance the Company will be granted a permanent license, that the experimental license currently being used to provide maritime services will be renewed for a further term or that any license granted by the FCC will not require substantial payments by the Company.

               The FCC and relevant state public utilities commissions have the authority to regulate interstate and intrastate telephone rates, respectively, ownership of transmission facilities and the terms and conditions under which certain of the Company's services are provided. Federal and state regulations and regulatory trends have had, and in the future are likely to have, both positive and negative effects on the Company and its ability to compete. The recent trend in both federal and state regulation of telecommunications service providers has been in the direction of reduced regulation. In general, neither the FCC nor the relevant state public utilities commission currently regulate the Company's long distance rates or profit levels, although either or both may do so in the future. There can be no assurance that changes in current or future federal or state regulations or future judicial changes would not have a material adverse effect on the Company.


          SIGNIFICANT CAPITAL REQUIREMENTS

               The Company's current plans for expansion of existing networks, the development of new networks, the further development of the Company's products and services and the continued funding of operating losses may require additional cash from outside sources. The Company's arrangements with utilities require it to make significant cash payments and the development of the Company's networks requires significant capital expenditures for transmission equipment, switching and network build-out from the utilities' fiber backbone to end user locations. The Company must also purchase a substantial amount of equipment and other assets from vendors. The Company anticipates that the expansion of existing networks, construction of new networks and further development of the Company's products and services will require capital expenditures of approximately $66.0 million during the last quarter of 1997 and approximately $300.0 million in 1998, and continued significant capital expenditures thereafter. Further, the Company has significant personnel expenses related to increasing its marketing efforts and offering new long distance and planned data transmission services in anticipation of revenue growth. The Company also plans to make strategic acquisitions from time to time. The Company anticipates that its substantial cash requirements will continue into the foreseeable future. Additional sources of cash may include public and private equity and debt financings of ICG, Holdings or their subsidiaries, sales of non-strategic assets, capitalized leases and other financing arrangements. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's acquisition, development and expansion plans and expenditures, which could have a material adverse effect on its business prospects and limit the Company's ability to fund the mandatory redemption price of the Preferred Securities by redeeming the ICG Preferred Stock for cash.


          DEPENDENCE ON KEY CUSTOMERS

               The Company's five largest customers accounted for approximately 28%, 30% and 28% of the Company's consolidated revenue in fiscal 1996, the three months ended December 31, 1996 and the nine months ended September 30, 1997, respectively. The loss of, or decrease of business from, one or more of these customers could have a material adverse effect on the business, financial condition and results of operations of the Company. While the Company actively markets its products and services, there can be no assurance that the Company will be able to attract new customers or retain its existing customers.


          RISKS OF ENTRY INTO LONG DISTANCE BUSINESS

               In order to offer its end user customers a complete package of telecommunications services, the Company recently began offering long distance services. Although the Company has extensive experience in the telecommunications business, including an executive team with sales, marketing and long distance management expertise, the Company has limited experience providing long distance services. The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. The Company does not expect long distance services to generate a material portion of its revenues over the near term.

               The Company relies on other carriers to provide transmission and termination services for a majority of its long distance traffic and will therefore be dependent on such carriers. The Company has entered into agreements with long distance carriers to provide it with long distance transmission services. Such agreements typically provide for the resale of long distance services on a per minute basis (some with minimum volume commitments). Where the Company anticipates higher volumes of traffic, it may lease point-to-point circuits on a monthly or longer term fixed cost basis. The negotiation of these agreements involves estimates of future supply and demand for long distance telecommunications transmission capacity. Should the Company fail to meet its minimum volume commitments, if any, pursuant to these agreements, it may be obligated to pay underutilization charges. Likewise, the Company may underestimate its need for long distance facilities and therefore be required to obtain the necessary transmission capacity through more expensive means. There can be no assurance that the Company will acquire long distance capacity on favorable terms or that the Company can accurately predict long distance prices and volumes so that it can generate positive gross margins. The success of the Company's entry into the long distance business will be dependent upon, among other things, the Company's ability to select new equipment and software and integrate these into its networks, hire and train qualified personnel, enhance its billing, back-office and information systems to accommodate long distance services and the acceptance of potential customers of the Company's long distance service offerings. If the Company's long distance transmission business fails to generate positive gross margins or if the Company fails in any of the foregoing respects, such failure may have a material adverse effect on the Company's business and the price of the Offered Securities. In addition, a majority of the Company's Telecom Services revenue is derived from long distance carrier customers. The Company is subject to the risk that its entry into the long distance business will adversely affect its relationship with its long distance carrier customers.


          RISKS OF ENTRY INTO DATA TRANSMISSION BUSINESS

               To complement its telecommunications services offerings the Company began offering frame relay services in California, Colorado and Ohio during the first quarter of 1997. These services are targeted at the Company's existing customers and other businesses with substantial data communications requirements. To date, the Company has not generated any revenue from these services, despite having offered these services since the first quarter of 1997. Based on this market experience, the Company is reevaluating its previous product and customer strategies, and expects to generate low or negative gross margins and substantial start-up expenses as it develops and rolls out its data services. The Company does not expect data transmission services to generate a material portion of its revenue over the near term.

               Although the Company has extensive experience in the telecommunications business, the Company has no direct experience providing data transmission services. Additionally, the data transmission business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In providing these services, the Company will be dependent upon vendors for assistance in the planning and deployment of its initial data product offerings as well as ongoing training and support. The success of the Company's entry into the data transmission business will be dependent upon, among other things, the Company's ability to select new equipment and software and integrate these into its networks, hire and train qualified personnel, enhance its billing, back-office and information systems to accommodate data transmission services and customer acceptance of the Company's data services. No assurance can be given that the Company will be successful with respect to these matters. If the Company is not successful with respect to these matters, there may be a material adverse effect on the Company's business and the price of the Offered Securities.


          DEPENDENCE ON BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS

               Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Billing and information systems for the Company's historical lines of business have been produced largely in-house with partial reliance on third party vendors. These systems have generally met the Company's needs due in part to the Company's low volume of bills and orders. As the Company commences providing local, long distance and data transmission services, the need for sophisticated billing and information systems is increasing significantly. The Company's current local billing platform plans rely on products and services provided by third party vendors. Additionally, the Company is developing automated systems and customer service centers to provision orders. Information systems are vital to the success of these centers, and the information systems for these centers are largely being developed by third party vendors.

               San Francisco Consulting Group ("SFCG") has been engaged by the Company to recommend a long-term customer care and billing solution, to provide support in development of short to long-term information systems planning and to facilitate and improve the provisioning process. The services provided by SFCG focus primarily on further development of the Company's abilities to ensure that back-office processes and functions operate at maximum effectiveness. The failure of (i) the Company's vendors to deliver proposed products and services in a timely and effective manner, (ii) the Company to adequately identify all of its information and processing needs or (iii) the Company to upgrade systems as necessary, could have a material adverse impact on the ability of the Company to reach its objectives, and on its financial condition and results of operations.

               While the Company believes that its software applications are year 2000 compliant, there can be no assurance until the year 2000 occurs that all systems will then function adequately. Further, if the software applications of local exchange carriers, long distance carriers or others on whose services the Company depends are not year 2000 compliant, it could have a material adverse effect on the Company's financial condition and results of operations and the price of the Offered Securities.


          RISKS RELATED TO JOINT VENTURES AND STRATEGIC ALLIANCES

               The Company has formed a strategic alliance with CSW for the purpose of providing services, through ChoiceCom, in Austin, Corpus Christi, Dallas, Houston and San Antonio, Texas. Under the terms of this arrangement, CSW holds a 100% interest in ChoiceCom and the Company has an option to purchase a 50% interest. Under the terms of certain of its indebtedness, the Company is currently prohibited from making any investment in ChoiceCom (other than a $15.0 million debt investment that the Company has committed to make, of which approximately $6.4 million was advanced as of September 30, 1997) and from purchasing less than a majority interest in any venture. Unless the terms of certain of the Company's indebtedness are revised (which could entail substantial costs), the Company may not be able to exploit opportunities for joint ventures, which could have an adverse effect on the Company and the price of the Offered Securities.

               The Company has also formed strategic alliances with utility companies to lease fiber optic facilities. The Company expects to continue to enter into strategic alliances, joint ventures and other similar arrangements in the future. The other parties to such existing arrangements, and to arrangements in which the Company may subsequently participate, may at any time have economic, business or legal interests or goals that are inconsistent with those of the strategic alliance, joint venture or similar arrangement or those of the Company. In addition, a joint venture partner may be unable to meet its economic or other obligations to the venture, which, depending upon the nature of such obligations, could adversely affect the Company and the price of the Offered Securities.


          RAPID TECHNOLOGICAL CHANGE

               The telecommunications industry is subject to rapid and significant changes in technology. The effect of technological changes, including changes relating to emerging wireline and wireless transmission technologies, on the business of the Company cannot be predicted.


          DEPENDENCE ON RIGHTS OF WAY AND OTHER THIRD PARTY AGREEMENTS

               The Company must obtain easements, rights of way, franchises and licenses from various private parties, including actual and potential competitors, and local governments in order to construct and maintain fiber optic networks. There can be no assurance that the Company will obtain rights of way and franchise agreements to expand its networks or that these agreements will be on terms acceptable to the Company, or that current or potential competitors will not obtain similar rights of way and franchise agreements. Because certain of these agreements are short-term or are terminable at will, there can be no assurance that the Company will continue to have access to existing rights of way and franchises after the expiration of such agreements. An important element of the Company's strategy is to enter into long-term agreements with utilities to take advantage of their existing facilities and to license or lease their excess fiber capacity. The Company has entered into contracts and is negotiating agreements with other utilities. However, other CLECs are seeking to enter into similar arrangements and have bid and are expected to continue to bid against the Company for future licenses or leases. Furthermore, utilities are required by state or local regulators to retain the right to "reclaim" fiber licensed or leased to the Company if such fiber is needed for the utility's core business. There can be no assurance that the Company will be able to obtain additional licenses or leases on satisfactory terms or that such arrangements will not be subject to reclamation. If a franchise, license or lease agreement was terminated and the Company was forced to remove or abandon a significant portion of its network, such termination could have a material adverse effect on the Company and the price of the Offered Securities.


          KEY PERSONNEL

               The efforts of a small number of key management and operating personnel will largely determine the Company's success. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications and Internet access services industries is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel. The loss of certain key personnel could adversely affect the Company and the price of the Offered Securities.


          NO DIVIDENDS

               The Company does not expect to generate net income in the near future and, therefore, does not anticipate paying cash dividends on the Common Stock. The payment of any future dividends on the Common Stock is effectively prohibited by the indentures for certain of Holdings' senior indebtedness.


          POSSIBLE STOCK PRICE VOLATILITY

               The price of the Common Stock has been, and is expected to continue to be, highly volatile. Factors such as legislation or regulation, variations in the Company's revenue, earnings and cash flow, the difference between the Company's actual results and the results expected by investors and analysts and announcements of new service offerings, marketing plans or price reductions by the Company or its competitors, technological innovations, mergers or strategic alliances, may cause the price of Common Stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that have affected growth companies such as telecommunications concerns. The fluctuations in the market prices of the stocks of many companies have not been directly related to the operating performance of those companies. Such market fluctuations may materially adversely affect the price of the Common Stock and the Preferred Securities.


          NO OPERATIONS OF FUNDING

               The issuer of the Preferred Securities, Funding, is a special purpose subsidiary of ICG which is a newly formed Delaware limited liability company with no operations or assets other than the agreement to purchase ICG Preferred Stock, Treasury Strips and other government securities purchased with the proceeds of the Original Offering. Funding will have no other funds to pay cash dividends. In order to pay subsequent dividends, Funding will be dependent on ICG to provide it with cash (which is currently prohibited by the terms of ICG's indebtedness) or to issue it Common Stock (which is required by the terms of the ICG Preferred Stock). Funding's assets will consist almost entirely of its interest in the ICG Preferred Stock and the Treasury Strips.


          NO PRACTICAL BENEFIT TO HOLDERS FROM THE GUARANTEE

               ICG will guarantee the payment in full to the holders of the Preferred Securities of (i) accrued and unpaid dividends on the Preferred Securities, if and only to the extent Funding has funds sufficient to make such payment therefor, (ii) the redemption price with respect to the Preferred Securities redeemed, if and only to the extent Funding has funds sufficient to make such payment and (iii) upon a voluntary termination or involuntary dissolution, winding-up or termination of Funding (other than in connection with a redemption of all of the Preferred Securities), the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends on the Preferred Securities to the date of payment, to the extent Funding has funds sufficient to make such payment, and (b) the amount of assets of Funding remaining available for distribution to holders of the Preferred Securities upon liquidation of Funding. Such guarantee will also be subject to the contractual restrictions contained in the indentures (the "Indentures") for ICG's outstanding high yield notes. The Indentures currently effectively prohibit any cash payment on the Guarantee.

               Because the Guarantee is limited to the amount of the funds held by Funding and is currently limited by the provisions of the Indentures, the Guarantee is of no practical benefit to holders of the Preferred Securities.


          RANKING OF ICG PREFERRED STOCK; PRIOR PAYMENT OBLIGATIONS OF ICG

               The ICG Preferred Stock will be subordinated to all existing and future indebtedness and other liabilities of ICG and its subsidiaries, and will, with respect to dividend distributions and distributions upon the liquidation, winding-up or dissolution of ICG, rank senior to all Common Stock and senior to or pari passu with all other capital stock of ICG. There are no terms in the ICG Preferred Stock, the Preferred Securities or the Guarantee that limit ICG's ability to incur additional indebtedness or issue pari passu or junior preferred stock. As of September 30, 1997, the Company had approximately $940.9 million of accreted indebtedness outstanding and approximately $281.9 million of preferred stock of Holdings outstanding. The outstanding preferred stock of Holdings is effectively senior to the ICG Preferred Stock. All of such indebtedness and preferred stock must be repaid or refinanced prior to the mandatory redemption of the Preferred Securities. Any securities issued to refinance such indebtedness and preferred stock may prohibit the redemption of the ICG Preferred Stock for cash, thus effectively prohibiting the redemption of the Preferred Securities for cash. See "- Substantial Indebtedness."

          ABSENCE OF PUBLIC MARKET FOR THE PREFERRED SECURITIES; VOLATILITY OF COMMON STOCK PRICE

               The Preferred Securities are a new issue of securities for which there is currently no active trading market. If the Preferred Securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the market price of Common Stock and other factors, including general economic conditions and the financial condition, performance of, and prospects for the Company. Because the Preferred Securities are being sold pursuant to an exemption from registration under applicable securities laws and, therefore, may not be publicly offered, sold or otherwise transferred in any jurisdiction where such registration may be required, no public market for such securities will develop. If an active market for the Preferred Securities fails to develop or be sustained, the trading price of such Preferred Securities could be materially adversely affected. If such a market were to develop, the Preferred Securities could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the price of the Common Stock, the Company's operating results, and the market for similar securities.


          CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          Partnership Status

               Funding's ability to pay dividends on Preferred Securities depends, in part, on the classification of Funding as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which Funding has made representations, counsel is of the opinion that, under current law, Funding will be classified as a partnership for federal income tax purposes. No ruling from the Internal Revenue Service (the "IRS") as to classification has been or is expected to be requested. Instead, Funding intends to rely on such opinion of counsel (which is not binding on the IRS).

               If Funding were classified as an association taxable as a corporation for federal income tax purposes, Funding would pay tax on its income at corporate rates (currently a 35% federal rate), distributions would generally be taxed again to the holders of Preferred Securities as corporate distributions, and no income, gains, losses or deductions would flow through to the holders of Preferred Securities. Because a tax would be imposed upon Funding as an entity, the cash available for distribution to the holders of Preferred Securities would be substantially reduced. Treatment of Funding as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return of the holders of Preferred Securities and thus would likely result in a substantial reduction in the value of Preferred Securities.


          Funding Allocations

               It is possible that a holder may receive allocations of income resulting from deemed distributions to Funding without matching cash distributions. Furthermore, a holder who disposes of Preferred Securities between record dates for dividends will be required pursuant to Funding's method of allocation to include its pro rata share of Funding's income (and deductions) through the end of the month that such disposition occurs in income (and to add such amount to the adjusted tax basis in the holder's Preferred Securities) without receiving the dividend for the quarter in which such disposition occurs. Furthermore, certain allocation methods of Funding may be challenged by the IRS, which may result in greater tax liability to holders of Preferred Securities during their period of ownership or upon disposition.


          Disposition of Preferred Securities

               A holder who sells Preferred Securities will recognize gain or loss equal to the difference between the amount realized and his adjusted tax basis in such Preferred Securities. Thus, prior Funding distributions in excess of cumulative net taxable income in respect of Preferred Securities which decreased a holder's tax basis in such Preferred Securities will, in effect, become taxable income if the Preferred Securities are sold at a price greater than the holder's tax basis in such Preferred Securities, even if the price is less than his original cost. To the extent the selling price is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.


          LIMITED VOTING RIGHTS

               Generally, holders of the Preferred Securities do not have any voting rights. However, the vote of a majority of the Preferred Securities is required to approve any amendment to the Operating Agreement or any proposed action by Funding that would
          (i) have a material adverse effect on the powers, preferences or special rights of the holders of the Preferred Securities or (ii) cause the dissolution, winding-up or termination of Funding. The approval of the holders of a majority of the ICG Preferred Stock is required to approve any change to ICG's charter or any proposed action by ICG that would (i) have a material adverse effect on the powers, preferences or special rights of the holder of the ICG Preferred Stock or (ii) cause the dissolution, winding-up or termination of Funding. Funding is expected to be the sole holder of the ICG Preferred Stock. Funding has agreed not to grant such approval without the consent of the holders of a majority of the Offered Securities then outstanding.


          COMMON STOCK ELIGIBLE FOR FUTURE SALE

               As of September 30, 1997, there were 32,413,010 shares of Common Stock outstanding, all of which are transferable without restriction or further registration under the Securities Act, except for any shares of Common Stock held by affiliates of ICG, which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). In addition, ICG has reserved and registered under the Securities Act the following 9,219,802 shares of Common Stock for future issuance:
          (i) 1,981,914 shares of Common Stock issuable pursuant to Holdings-Canada warrants; (ii) 3,373 shares of Common Stock issuable upon conversion of the remaining interest on the Company's 7% Convertible Subordinated Notes; (iii) 4,923,011 shares of Common Stock issuable pursuant to outstanding options, with exercise prices ranging from $2.92 to $25.00 per share; (iv) 424,511 shares of Common Stock reserved for issuance under ICG's 401(k) Plan; (v) 250,000 shares of Common Stock reserved for issuance upon the exercise of Series A Warrants, with an exercise price of $7.94 per share; (vi) 250,000 Shares of Common Stock reserved for issuance upon the exercise of the Series B Warrants, with an exercise price of $8.73 per share; (vii) 949,911 shares of Common Stock reserved for issuance pursuant to ICG's 1996 Employee Stock Purchase Plan, (viii) 405,382 shares of Common Stock reserved for issuance under the 1996 Stock Option Plan; and
          (ix) 31,700 shares of Common Stock which may be issued upon the exchange of an equal number of shares of Class A Common Shares of Holdings-Canada. On October 17, 1997, the Company sold 687,221 shares of Common Stock to certain shareholders of CBG. In addition, Funding may sell Common Stock to fund dividends on the Preferred Securities. Further, upon the completion of the NETCOM Merger, approximately 10.1 million shares of Common Stock, subject to adjustment and subject to the exercise of options for NETCOM common stock prior to the effective time of the NETCOM Merger, and assuming a share exchange ratio of 0.8628, will be issued to the holders of NETCOM common stock in exchange for their shares. As of September 30, 1997, NETCOM had outstanding employee and director stock options, which if outstanding upon consummation of the NETCOM Merger, and assuming a share exchange ratio of 0.8628, will convert to options to purchase 1,564,599 shares of Common Stock. Sales or the expectation of sales of substantial numbers of Common Stock in the public market could adversely affect the prevailing market prices for the Offered Securities.


          ANTI-TAKEOVER PROVISIONS

               Certain provisions of ICG's Certificate of Incorporation and the corporate charters and debt instruments of its subsidiaries may have the effect of deterring transactions involving a change in control of ICG, including transactions in which stockholders might receive a premium for their shares. ICG's Certificate of Incorporation provides that directors serve staggered three-year terms and authorizes the issuance of up to 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by ICG's Board of Directors. In addition, the corporate charter(s) of Holdings and Holdings-Canada authorize the issuance of up to 1,000,000 and 30,000,000 shares of preferred stock, respectively, with such designations, rights and preferences as may be determined by the Board of Directors of Holdings and Holdings-Canada, respectively. The staggered board provision increases the likelihood that, in the event of a takeover of ICG, incumbent directors would retain their positions and, consequently, may have the effect of discouraging, delaying or preventing a change in control or management of ICG. The authorization of preferred shares empowers the Board of Directors, without further shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the preferred shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of ICG. In addition, the Company is, and will continue to be, subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company. Furthermore, upon a change of control, the holders of substantially all of the Company's outstanding indebtedness are entitled, at their option, to be repaid in cash and the holders of Holdings' preferred stock may, at their option, require Holdings to redeem their shares for cash. Such provisions may have the effect of delaying or preventing changes in control or management of the Company. All of these factors could materially adversely affect the price of the Offered Securities.

                                   USE OF PROCEEDS

               The Selling Holders will receive all of the proceeds from any sale of the Offered Securities. Neither ICG nor Funding will receive any proceeds from the sale of the Offered Securities.


                       FINANCIAL INFORMATION REGARDING FUNDING

               Funding's financial statements have been consolidated with the Company's unaudited consolidated financial statements for the nine months ended September 30, 1997, which are incorporated by reference herein. The Preferred Securities are included in the Company's unaudited consolidated balance sheet as redeemable preferred securities of subsidiaries. Funding has no liabilities or operations and its sole assets are the net proceeds from the offering of the Preferred Securities, which have been invested entirely in Treasury Strips and U.S. government securities. The terms of the Preferred Securities require Funding to use the principal and earnings on the Treasury Strips for the payment of the first 13 cash dividends on the Preferred Securities and to use the principal and earnings on the U.S. government securities to purchase the ICG Preferred Stock on the Funding Date (as defined herein). See "Description of the Preferred Securities - Provisional Redemption by Funding."


                     RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                            AND PREFERRED STOCK DIVIDENDS

               The following table sets forth the Company's ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for each fiscal year in the five-year period ended September 30, 1996, the three-month period ended December 31, 1996 and the nine-month periods ended September 30, 1996 and 1997.


                                                                        NINE
                                                            THREE      MONTHS
                                                           MONTHS      ENDED
                                                            ENDED    SEPTEMBER
                             YEARS ENDED SEPTEMBER 30,    DECEMBER      30,
                           -----------------------------     31,     ----------
                           1992  1993  1994   1995  1996    1996     1996  1997
                           ----  ----  ----   ----  ----    ----     ----  ----
      Ratio of earnings
      to combined fixed
      charges and
      preferred stock
      dividends(1).         -     -      -     -     -        -       -     -


     (1) For fiscal 1992, 1993, 1994, 1995 and 1996, the three months ended December 31, 1996, and the nine months ended September 30, 1996 and 1997, earnings were insufficient to cover combined fixed charges and preferred stock dividends by $3.9 million, $5.9 million, $23.8 million, $75.4 million, $166.3 million, $47.6 million, $138.4 million and $230.5 million, respectively. Combined fixed charges and preferred stock dividends consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, that portion of rental expense the Company believes to be representative of interest (i.e., one-third of rental expense) and preferred stock dividends.

                       DESCRIPTION OF THE PREFERRED SECURITIES

               The following summary of certain material terms and provisions of the Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Certificate of Formation, the Operating Agreement and the Written Action of the Manager of ICG Funding, LLC, dated as of September 24, 1997 (the "Written Action"), with respect to the terms of the Preferred Securities, copies of which are available upon request to ICG. Capitalized terms not otherwise defined herein have the meanings assigned to them in the Operating Agreement of Funding.


          GENERAL

               Funding has issued 2.645 million Preferred Securities. The Preferred Securities do not have any subscription or preemptive rights related thereto. American Stock Transfer and Trust Company, 40 Wall Street, 46th floor, New York, New York 10005, is transfer agent and registrar (the "Transfer Agent") for the Preferred Securities.


          RANKING

               The Preferred Securities, with respect to dividend distributions and distributions upon the liquidation, winding-up or dissolution of Funding, rank senior to all classes of common securities of Funding and to each other class of capital securities or series of preferred securities of Funding. The Operating Agreement of Funding does not permit Funding to incur any indebtedness or liabilities or issue any securities except for the issuance of the Preferred Securities and obligations to the holders thereof.


          ESCROW

               Pursuant to an Escrow Agreement dated as of the Original Closing Date (the "Escrow Agreement"), among Funding, ICG and Norwest Bank Colorado, National Association, as escrow agent (the "Escrow Agent"), on the Original Closing Date, Funding used a portion of the proceeds from the Original Offering to purchase Treasury Strips in an amount sufficient to fund the cash payment of the first 13 dividends. The Treasury Strips were pledged to the Escrow Agent for the benefit of the holders of the Preferred Securities pursuant to the Escrow Agreement and will be held by the Escrow Agent in the Escrow Account (as defined below). Pursuant to the Escrow Agreement, immediately prior to a Dividend Payment Date (through and including November 15, 2000) the Escrow Agent will release from the Escrow Account amounts sufficient to pay the dividend then due on the Preferred Securities.

               Under the Escrow Agreement, once Funding makes the dividend payments on the Preferred Securities through and including November 15, 2000 (or, in the event of a Provisional Redemption, upon the making of the Dividend Make-Whole Payment), all of the remaining Treasury Strips, if any, will be released from the Escrow Account. "Escrow Account" means the account established with the Escrow Agent pursuant to the terms of the Escrow Agreement for the deposit of the Treasury Strips (and earnings thereon and proceeds thereof) purchased by Funding with a portion of the net proceeds from the sale by Funding of the Preferred Securities. The summary does not purport to be complete and is subject in all respects to, and is qualified in its entirety by reference to, the Escrow Agreement, a copy of which is available from ICG upon request.

          DIVIDENDS

               Holders of Preferred Securities will be entitled to receive dividends on the Preferred Securities at the rate of 6 3/4% per annum of the liquidation preference of Preferred Securities, payable quarterly. All dividends will be cumulative, whether or not earned or declared, on a daily basis from the Original Closing Date and will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 1997 (to holders of record at the close of business on February 1, May 1, August 1 and November 1 immediately preceding the Dividend Payment Date). Through and including November 15, 2000, dividends on the Preferred Securities will be paid in cash. Thereafter, dividends on the Preferred Securities may be paid at Funding's option, in (i) cash, (ii) Common Stock, based upon 90% of the Average Market Value of the Common Stock or (iii) any combination of cash or Common Stock; provided that any dividend payment must be made in cash to the extent ICG shall have provided Funding with cash (whether through dividends on the ICG Preferred Stock or otherwise) to make all or any portion of such dividend payment with respect to the Preferred Securities. The Indentures effectively prohibit ICG from providing cash to Funding (except as a result of Funding selling Common Stock). If any dividend (or portion thereof) payable in cash on any Dividend Payment Date is not declared or paid in full in cash on such Dividend Payment Date, the amount of such dividend that is payable and that is not paid in cash on such date will cumulate at the dividend rate, compounding quarterly, until declared and paid in full.

               Dividends on the Preferred Securities will be paid to the extent that Funding has funds legally available for the payment of such dividends. Amounts available to Funding for dividends to the holders of the Preferred Securities will be limited to shares of Common Stock received by Funding from ICG as dividends on the ICG Preferred Stock (and proceeds from any sales of such Common Stock by Funding) and the interest on and principal of the Treasury Strips that are held in the Escrow Account. The ICG Preferred Stock provides that ICG shall pay dividends to Funding, payable in Common Stock, in an amount sufficient to allow Funding to pay dividends on the Preferred Securities in full. Any such Common Stock received by Funding may be paid as a dividend to the holders of the Preferred Securities or sold in the open market and the cash proceeds of sale would be used to pay cash dividends on the Preferred Securities.


          EXCHANGE RIGHTS

               General. The Preferred Securities are exchangeable at any time, in whole or in part, prior to the Mandatory Redemption Date (unless earlier redeemed), at the option of the holder thereof and in the manner described below, into shares of Common Stock at an initial exchange rate of 2.0811 shares of Common Stock for each Preferred Security (equivalent to an exchange price of $24.025 per share of Common Stock), subject to adjustment as described under "--Exchange Rights--Exchange Rate Adjustments" below, or an aggregate of 4,786,680 shares of Common Stock (based on the exchange rate on the Original Closing Date).

               A holder of a Preferred Security wishing to exercise its exchange right shall (i) deliver an exchange notice to the Exchange Agent, (ii) if required, furnish appropriate endorsements and transfer documents and (iii) if required, pay all transfer or similar taxes, and the Exchange Agent shall, on behalf of such holder, exchange such Preferred Securities with Funding for shares of Common Stock and deliver such shares of Common Stock to such holder. Generally, such exchange with Funding, in whole or in part, should not be a taxable event to the holder. ICG will initially act as Exchange Agent. Holders may obtain copies of the required form of the exchange notice from the Exchange Agent.

               Holders of Preferred Securities at the close of business on a dividend record date will be entitled to receive the dividends payable on such Preferred Securities on the corresponding Dividend Payment Date notwithstanding the exchange of such Preferred Securities following such dividend record date but prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence, neither Funding nor ICG will make, or be required to make, any payment, allowance or adjustment for accumulated and unpaid dividends, whether or not in arrears, on exchanged Preferred Securities. Each exchange will be deemed to have been effected immediately prior to the close of business on the day on which the related exchange notice was received by the Exchange Agent.

               No fractional shares of Common Stock will be issued as a result of exchange, but in lieu thereof such fractional interest will be paid by Funding in cash based on the last reported sale price of Common Stock on the date Preferred Securities are surrendered for exchange. From time to time, Funding will sell shares of Common Stock in the open market and will use proceeds from such sales to pay cash on the fractional interests described in the prior sentence.

               Exchange Rate Adjustments. The exchange rate is subject to adjustment upon certain events occurring after the Original Closing Date, including (i) the issuance of Common Stock as a dividend or distribution on the Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock at less than the Average Market Value; (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock) or evidences of indebtedness of ICG or of assets (other than cash distributions covered by clause (v) below) or rights or warrants to subscribe for or purchase any of its securities (excluding rights or warrants to purchase Common Stock referred to in clause (iii) above); (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any quarter does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the exchange rate pursuant to this clause (v) (as adjusted to reflect subdivisions or combinations of the Common Stock), and (y) 3.75 percent of the average of the last reported sales price of the Common Stock during the ten trading days immediately prior to the date for declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of ICG; (vi) payment in respect of a tender or exchange offer by ICG or any subsidiary of ICG for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Average Market Value per share of Common Stock on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than ICG or any subsidiary of ICG in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If any adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to such clause (v). If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which causes that person's ownership of Common Stock to exceed 25% of the total shares of Common Stock outstanding and, if the cash and value of any other consideration included in such payment per share of Common Stock, exceeds the Average Market Value per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause ICG to engage in a consolidation or merger of ICG or a sale of all or substantially all of ICG's assets. Notwithstanding the foregoing, no adjustment will be required as a result of (a) the issuance of shares of Common Stock as a result of any of the following (i) the grant or exercise of employee or director stock options, (ii) the exercise of outstanding warrants or conversion or exchange of existing notes and securities (including exchange of Class A Common Shares of Holdings--Canada), (iii) a contribution to ICG's 401(k) plan or ICG's 401(k) Wrap Around Deferred Compensation Plan and (iv) in satisfaction of ICG's obligations under its Employee Stock Purchase Plan or (b) the issuance of Common Stock as a dividend on or upon exchange of the Preferred Securities. Common Stock issued in connection with acquisitions of businesses or assets from persons that are not Affiliates of ICG will be deemed to have been issued for a price at least equal to Average Market Value.

               The Certificate of Designation, Rights and Preferences with respect to the ICG Preferred Stock (the "Certificate of Designation") provides that if ICG implements a stockholders' rights plan, such rights plan must provide that upon exchange of the Preferred Securities into Common Stock the holders will receive, in addition to the Common Stock issuable upon such exchange, such rights whether or not such rights have separated from the Common Stock at the time of such exchange.

               No adjustment in the exchange rate will be required unless such adjustment would require a change of at least one percent in the exchange rate then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. ICG reserves the right to make such increase in the exchange rate in addition to those required in the foregoing provisions as ICG in its discretion shall determine to be advisable in order that certain stock-related distributions hereafter made by ICG to its stockholders shall not be taxable. Except as stated above, the exchange rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

               In the case of (i) any reclassification of the Common Stock (other than changes in par value or resulting from a subdivision or combination) or (ii) a consolidation or merger involving ICG or a sale or conveyance to another corporation of the property and assets of ICG as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Preferred Securities then outstanding will be entitled thereafter to exchange such Preferred Securities into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, sale or conveyance had such Preferred Securities been exchanged immediately prior to such reclassification, consolidation, merger, sale or conveyance, assuming that a holder of Preferred Securities would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

               In the event of a taxable distribution to holders of Common Stock or in certain other circumstances requiring an adjustment to the exchange rate, the holders of Preferred Securities may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend.

               ICG from time to time may, to the extent permitted by law, increase the exchange rate (thus increasing the number of shares of Common Stock that would be issued in exchange for each Preferred Security) by any amount for any period of at least 20 days, in which case ICG shall give at least 15 days' notice of such if ICG's Board of Directors has made a determination that such increase would be in the best interests of ICG, which determination shall be conclusive. ICG may, at its option, make such increases in the exchange rate, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. ICG does not intend to reduce the exchange price to an amount below the fair market value of the Common Stock.


          MANDATORY REDEMPTION BY FUNDING

               Unless earlier redeemed or exchanged, the Preferred Securities must be redeemed, out of funds legally available therefor, by Funding at a redemption price of 100% of the liquidation preference of the Preferred Securities plus accrued and unpaid dividends, if any, on the Mandatory Redemption Date.


          PROVISIONAL REDEMPTION BY FUNDING

               The Preferred Securities are subject to redemption by Funding, in whole or in part, at any time after a date no more than six months after the Original Closing Date (the "Funding Date"), and on or prior to November 15, 2000, at a redemption price of 103% of the liquidation preference of the Preferred Securities to be redeemed plus accrued and unpaid dividends, if any, to the date of redemption, in the event that the Current Market Value of the Common Stock equals or exceeds the following Trigger Percentages of the exchange price then in effect for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of Provisional Redemption, if called for redemption in the 12-month period ending on November 15 of the indicated year:

                    YEAR                TRIGGER PERCENTAGES
                    ----                -------------------
                    1998                        170%
                    1999                        160
                    2000                        150

               Upon any Provisional Redemption, Funding will make a Dividend Make-Whole Payment with respect to the Preferred Securities called for redemption in an amount equal to the pro rata portion of the liquidation proceeds of any remaining Treasury Strips held by Funding. Funding will be obligated to make the Dividend Make-Whole Payment on all Preferred Securities called for Provisional Redemption, regardless of whether such Preferred Security is exchanged prior to the Provisional Redemption Date. The Dividend Make-Whole Payment must be paid in cash.


          OPTIONAL REDEMPTION BY FUNDING

               The Preferred Securities are also subject to optional redemption by Funding on or after November 18, 2000 (the "Initial Redemption Date"). At any time and from time to time on or after the Initial Redemption Date and until the Mandatory Redemption Date, Funding will have the right to redeem, in whole or in part, the Preferred Securities at a redemption price equal to the percentage of the liquidation preference set forth below, together with accrued and unpaid dividends, if any, to the Optional Redemption Date, if redeemed in the 12-month period beginning on November 15 of the indicated year:

                    YEAR                REDEMPTION PRICE
                    ----                ----------------
                    2000                       102%
                    2001                       101
                    2002 and thereafter        100


          METHOD OF PAYMENT OF REDEMPTION PRICE

               The redemption price pursuant to a Provisional Redemption, an Optional Redemption or the Mandatory Redemption may be paid, in each case at Funding's option, in (i) cash, (ii) Common Stock, based upon 90% of the Average Market Value of the Common Stock in the case of the Provisional Redemption or the Optional Redemption and 100% of the Average Market Value of the Common Stock in the case of the Mandatory Redemption, or (iii) any combination of cash or Common Stock; provided that Funding, in its notice of such redemption, must state whether the redemption price will be paid in cash, Common Stock or both, and provided that any payment must be made in cash to the extent ICG shall have provided Funding with cash (whether through dividends on the ICG Preferred Stock or otherwise) to make all or any portion of such payment with respect to such redemption.


          FUNDAMENTAL CHANGE EXCHANGE RATE ADJUSTMENT

               If ICG or Funding makes an announcement of the occurrence or an imminent occurrence of a Fundamental Change (as defined below) at any time prior to the Mandatory Redemption Date, there will be an adjustment to the exchange rate of the Preferred Securities (the "Fundamental Change Exchange Rate") such that such exchange rate will thereafter equal the liquidation preference of the Preferred Securities, divided by the Fundamental Change Average Market Price (as defined below), unless the Fundamental Change Exchange Rate is lower than the then current exchange rate of the Preferred Securities as calculated in the manner described in "--Exchange Rights" (in which case there will be no such adjustment to the exchange rate).

               The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of the outstanding Common Stock shall be exchanged for, converted into, acquired for or constitute the right to receive stock, securities, other property or assets (including cash) of another entity or person (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise). "Fundamental Change Average Market Price" of the Common Stock means the arithmetic average of the Current Market Value for the ten trading days ending on the fifth business day prior to the date of the closing of the Fundamental Change.

          LIQUIDATION DISTRIBUTION UPON DISSOLUTION

               In the event of any voluntary or involuntary liquidation, dissolution, winding-up or termination of Funding (each a "Liquidation"), the then holders of the Preferred Securities will be entitled to receive out of the assets of Funding (which will include the ICG Preferred Stock, any interest on and principal of the Treasury Strips that are held in the Escrow Account, any Common Stock that Funding received from ICG as a dividend (or otherwise) and has not distributed as a dividend on the Preferred Securities or sold in the open market, and any other assets of Funding), after satisfaction of liabilities to creditors, if any, distributions in an amount equal to the aggregate of the stated liquidation preference of $50 of Preferred Security plus accrued and unpaid dividends thereon to the date of payment (the "Liquidation Distribution").

               If, upon any such Liquidation, the Liquidation Distribution can be paid only in part because Funding has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable by Funding on the Preferred Securities shall be paid on a pro rata basis. ICG will be obligated to pay dividends, consisting of ICG Preferred Stock, to Funding so that it will be able to make the Liquidation Distribution in full.


          VOTING RIGHTS

               The holders of Preferred Securities have no voting rights, except as otherwise required by law and except as set forth below. The Operating Agreement provides that Funding may not amend the Operating Agreement so as to affect adversely the specific rights, preferences, privileges or voting rights of holders of Preferred Securities, cause the dissolution, winding-up or termination of Funding, issue any additional securities or increase the authorized number of Preferred Securities, without the affirmative vote or consent of the holders of at least a majority of the outstanding Preferred Securities, voting or consenting, as the case may be, separately as one class. Furthermore, the Certificate of Designation provides that ICG may not, without the approval of the holders of a majority of the ICG Preferred Stock, amend the Certificate of Incorporation of ICG so as to have a material adverse effect on the specific rights, preferences, privileges or voting rights of the holders of the ICG Preferred Stock with respect to the ICG Preferred Stock, or cause the dissolution, winding-up or termination of Funding. Funding will initially be the sole holder of the ICG Preferred Stock. Funding has agreed not to grant such approval without the consent of the holders of a majority of the Preferred Securities then outstanding.


          THE GUARANTEE; LACK OF PRACTICAL BENEFIT TO HOLDERS FROM THE
          GUARANTEE

               Set forth below is a summary of information concerning the guarantee of the Preferred Securities (the "Guarantee") by ICG for the benefit of the holders of Preferred Securities. The summary does not purport to be complete and is subject in all respects to the respective provisions of, and is qualified in its entirety by reference to, the Guarantee Agreement between ICG and Funding, a copy of which is available from ICG upon request.

               General. Pursuant to and to the extent set forth in the Guarantee, ICG has agreed to pay in full to the holders of the Preferred Securities (except to the extent paid by Funding), as and when due, regardless of any defense, right of set off or counterclaim which Funding may have or assert, the following payments (the "Guarantee Payments"), without duplication: (i) any accrued and unpaid distributions that are required to be paid on the Preferred Securities, to the extent Funding has funds available therefor, (ii) the redemption price, with respect to any Preferred Securities called for redemption by Funding, to the extent Funding has funds available therefor and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of Funding, the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends on the Preferred Securities to the date of payment to the extent Funding has funds available therefor and (b) the amount of assets of Funding remaining available for distribution to holders of Preferred Securities upon the liquidation of Funding. The Guarantee is also subject to the contractual restrictions contained in the Indentures. The Indentures effectively prohibit any cash payment on the Guarantee.

               Because the Guarantee is limited by the amount of the funds held by Funding and is limited by the provision of the Indentures, the Guarantee is of no practical benefit to holders of the Preferred Securities.

               Amendments and Assignment. Except with respect to any changes that do not materially adversely affect the rights of holders of Preferred Securities (in which case no vote will be required), the Guarantee may be amended only with the prior approval of the holders of at least a majority in liquidation preference of all the outstanding Preferred Securities. All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of ICG and shall inure to the benefit of the holders of the Preferred Securities then outstanding. Except in connection with any permitted merger or consolidation of ICG with or into another entity or any permitted sale, transfer or lease of ICG's assets to another entity, ICG may not assign its rights or delegate its obligations under the Guarantee without the prior approval of the holders of at least a majority in liquidation preference of the Preferred Securities then outstanding.

               Termination of the Guarantee. The Guarantee will terminate as to each holder of the Preferred Securities upon (i) full payment of the redemption price of all Preferred Securities, (ii) distribution to the holders of the Preferred Securities of all of the assets of Funding, including the ICG Preferred Stock, any interest on and principal of the Treasury Strips that are held in the Escrow Account and any Common Stock that Funding received from ICG as dividend (or otherwise) and has not distributed as dividend on the Preferred Securities or sold in the open market or (iii) the exchange of all of such holder's Preferred Securities into Common Stock.

               Status of the Guarantee; Subordination. The Guarantee constitutes an unsecured obligation of ICG and ranks subordinate and junior to all other liabilities of ICG and senior to the Common Stock.

               Because the Guarantee is limited by the amount of the funds in Funding, if ICG were to default on its obligation to pay amounts payable on the ICG Preferred Stock, Funding would lack available funds for the payment of dividends or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, holders of the Preferred Securities would rely upon the enforcement of Funding's rights as registered holder of the ICG Preferred Stock against ICG pursuant to the terms of the ICG Preferred Stock.


          PREFERRED SECURITIES BOOK ENTRY; DELIVERY AND FORM

               The certificates representing the Preferred Securities were issued in fully registered form. Preferred Securities sold in reliance on Rule 144A are represented by a single, permanent global Preferred Securities certificate, in definitive, fully registered form (the "Restricted Global Preferred Securities Certificate") and are deposited with a custodian for DTC and registered in the name of a nominee of DTC. The Restricted Global Preferred Securities Certificate is subject to certain restrictions on transfer set forth therein and bears the legend regarding such restrictions set forth under "Transfer Restrictions." Owners of beneficial interests in Restricted Global Preferred Securities Certificate will generally not be entitled to receive physical delivery of a physical certificate for their Preferred Securities ("Certificated Preferred Securities"). The Preferred Securities are not issuable in bearer form.

               Upon the issuance of the Restricted Global Preferred Securities Certificate, DTC or its custodian credited, on its internal system, the respective liquidation preference of the individual beneficial interests represented by Restricted Global Preferred Securities Certificate, to the accounts of persons who have accounts with such depositary. Such accounts initially are designated by or on behalf of Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Deutsche Morgan Grenfell Inc. ("DMG," and together with Morgan Stanley, the "Initial Purchasers"). Ownership of beneficial interests in the Restricted Global Preferred Securities Certificate are limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Restricted Global Preferred Securities Certificate is shown on, and the transferor of that ownership is effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). "Qualified institutional buyers," as defined in Rule 144A under the Securities Act, may hold their interests in the Restricted Global Preferred Securities Certificate directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

               So long as DTC, or its nominee, is the registered owner or holder of the Restricted Global Preferred Securities Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented by the Restricted Global Preferred Securities Certificate for all purposes under the Operating Agreement of Funding and the Preferred Securities. No beneficial owner of an interest in a Global Preferred Securities Certificate will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Operating Agreement of Funding.

               Payments made with respect to the Restricted Global Preferred Securities Certificate will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Funding, ICG nor the Initial Purchasers will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Restricted Global Preferred Securities Certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

               Funding and ICG expect that DTC or its nominee, upon receipt of any payments made with respect to the Restricted Global Preferred Securities Certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the amount of the Restricted Global Preferred Securities Certificate as shown on the records of DTC or its nominee. Funding and ICG also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

               Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

               Funding and ICG understand that DTC will take any action permitted to be taken by a holder of Preferred Securities only at the direction of one or more participants to whose account the DTC interests in the Restricted Global Preferred Securities Certificate are credited and only in respect of such portion of the aggregate liquidation preference of Preferred Securities as to which such participant or participants has or have given such direction.

               Funding and ICG understand: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
          Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transaction between participants through electronic book entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

               Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interest in the Restricted Global Preferred Securities Certificate among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither ICG, Funding nor the Initial Purchasers will have any responsibility for the performance by DTC or its respective participants or indirect participants of its respective obligations under the rules and procedures governing their operations.


          MERGER, CONSOLIDATION OR SALE OF ASSETS OF FUNDING

               Funding may not consolidate with, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to, any entity, except as described below. Funding may, in order to avoid federal income tax or Investment Company Act of 1940 (the "1940 Act") considerations adverse to ICG or Funding or the holders of the Preferred Securities, without the consent of the holders of the Preferred Securities, consolidate with, merge with or into, or be replaced by a limited partnership or trust organized as such under the laws of any state of the United States of America, provided that (i) such successor entity either (x) expressly assumes all of the obligations of Funding under the Preferred Securities or (y) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank, with respect to participation in the profits or assets of the successor entity, at least as high as the Preferred Securities rank with respect to payment of dividends and distribution of assets upon the liquidation, dissolution or winding-up of Funding, (ii) ICG expressly acknowledges such successor entity as the holder of the ICG Preferred Stock and its obligations under the Guarantee with respect to the Successor Securities, (iii) such merger, consolidation or replacement does not cause the Preferred Securities (or any Successor Securities) to be delisted by any national securities exchange or other organization on which the Preferred Securities are then listed,
          (iv) such merger, consolidation or replacement does not cause the Preferred Securities (or any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation or replacement does not adversely affect the powers, preferences and other special rights of the holders of the Preferred Securities (or any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity), and (vi) prior to such merger, consolidation or replacement, ICG has received an opinion of nationally recognized independent counsel to Funding experienced in such matters to the effect that (x) such successor entity will be treated as a partnership or as a trust, as appropriate, for federal income tax purposes, (y) following such merger, consolidation or replacement, ICG and such successor entity will be in compliance with the 1940 Act without registering thereunder as an investment company and (z) such merger, consolidation or replacement will not adversely affect the limited liability of the holders of the Preferred Securities or Successor Securities.


          MISCELLANEOUS

               The manager of Funding is authorized and directed to conduct its affairs and to operate in such a way that Funding will not be deemed to be an "investment company" required to be registered under the 1940 Act or taxed as a corporation for federal income tax purposes. In this connection, the manager of Funding is authorized to take any action not inconsistent with applicable law or the Operating Agreement that does not adversely affect the interests of the holders of the Preferred Securities and that the manager of Funding determines in its discretion to be necessary or desirable for such purposes.

                          DESCRIPTION OF ICG PREFERRED STOCK

               General. ICG is authorized to issue 1,000,000 shares of preferred stock, $.01 par value per share. On the date of this Prospectus, no shares of preferred stock are outstanding. The board of directors of ICG has authorized the issuance of up to 50,000 shares of a series of exchangeable preferred stock (the "Exchangeable Preferred Stock") and ICG has filed a Certificate of Designation with the Secretary of State of Delaware as required by Delaware law reflecting the authorization of such series of preferred stock. The Exchangeable Preferred Stock will be issued by ICG on or before February 15, 1998 and, when so issued and paid for by Funding, will be fully paid and nonassessable, and the holders thereof will not have any subscription or preemptive rights related thereto. The Exchangeable Preferred Stock will be issued without coupons, in denominations of $10,000 liquidation preference and any integral multiple thereof. Each share of Exchangeable Preferred Stock will have a liquidation preference at maturity of $10,000.

               Ranking. The Exchangeable Preferred Stock will rank, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of ICG, (i) senior to all classes of common stock of ICG and to each other class of capital stock or series of preferred stock established after September 24, 1997 by ICG's board of directors, the terms of which do not expressly provide that it ranks senior to or on a parity with the Exchangeable Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of ICG (collectively referred to with the common stock of ICG as "ICG Junior Securities"); (ii) on a parity with any class of capital stock or series of preferred stock issued by ICG established after September 24, 1997 by ICG's board of directors, the terms of which expressly provide that such class or series will rank on a parity with the Exchangeable Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of ICG (collectively referred to as "ICG Parity Securities") and (iii) junior to each class of capital stock or series of preferred stock issued by ICG established after September 24, 1997 by ICG's board of directors, the terms of which expressly provide that such class or series will rank senior to the Exchangeable Preferred Stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of ICG (collectively referred to as "ICG Senior Securities"). The Exchangeable Preferred Stock will be subject to the issuance of series of ICG Junior Securities, ICG Parity Securities and ICG Senior Securities; provided that ICG may not issue any new class of ICG Senior Securities without the approval of the holders of at least a majority of the shares of Exchangeable Preferred Stock then outstanding, voting or consenting, as the case may be, separately as one class.

               Dividends. Dividends on the Exchangeable Preferred Stock will be payable quarterly. Until November 15, 2000, the dividends will be payable in additional shares of Exchangeable Preferred Stock. From November 15, 2000, the dividends will be payable in shares of Common Stock (or in cash or any combination of cash and Common Stock) such that the number of shares of Common Stock (plus any cash) paid as dividends will (i) enable Funding to transfer such shares to the holders of the Preferred Securities in payment of dividends on the Preferred Securities or (ii) be sufficient, when sold in the open market by Funding, for Funding to make its dividend payments on the Preferred Securities on the relevant Dividend Payment Date, which is February 15, May 15, August 15 and November 15 of each year (each, a "Dividend Payment Date"). However, the indentures for ICG's outstanding high yield notes (the "Indentures") effectively prohibit the payment of cash dividends by ICG, and future agreements may provide for restrictions on the payment of cash dividends.

               Voting Rights. The holders of shares of Exchangeable Preferred Stock will have no voting rights, except as otherwise required by law and except as set forth below. The Certificate of Designation governing the Exchangeable Preferred Stock provides that ICG may not, without the approval of the holders of a majority of the Exchangeable Preferred Stock, amend the Certificate of Designation or the Certificate of Incorporation of ICG so as to have a material adverse effect on the specific rights, preferences, privileges or voting rights of holders of shares of Exchangeable Preferred Stock, or cause the dissolution, winding-up or termination of Funding. Funding is expected to be the sole holder of the Exchangeable Preferred Stock. Funding will not grant such approval without the consent of the holders of a majority of the shares of the Preferred Securities then outstanding.

               Exchange of the Exchangeable Preferred Stock. The Exchangeable Preferred Stock will be exchangeable into Common Stock at the option of Funding (upon request by a holder of the Preferred Securities) at any time prior to the business day immediately preceding the date of repayment of such Exchangeable Preferred Stock at an initial exchange rate of 416.22 shares of Common Stock for each Exchangeable Preferred Stock, subject to certain adjustments.

               Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of ICG, holders of Exchangeable Preferred Stock will be entitled to be paid, out of the assets of ICG available for distribution, $10,000 per share of Exchangeable Preferred Stock, plus an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution or winding-up), before any distribution is made on any ICG Junior Securities, including, without limitation, Common Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of ICG, the amounts payable with respect to the Exchangeable Preferred Stock and all other ICG Parity Securities are not paid in full, the holders of the Exchangeable Preferred Stock and the ICG Parity Securities will share equally and ratably in any distribution of assets of ICG with respect to the Exchangeable Preferred Stock and ICG Parity Securities, in proportion to the full liquidation preference and accumulated and unpaid dividends to which is entitled. After payment of the full amount of the liquidation preferences and accumulated and unpaid dividends to which they are entitled, the holders of shares of Exchangeable Preferred Stock will not be entitled to any further participation in any distribution of assets of ICG.

               Mandatory Redemption by ICG. The Exchangeable Preferred Stock must be redeemed by ICG at a redemption price of 100% of the liquidation preference of the Exchangeable Preferred Stock plus accrued and unpaid dividends, if any, two business days prior to November 15, 2009, which is the Mandatory Redemption Date for the Exchangeable Preferred Stock.

                                   SELLING HOLDERS

          SELLING PREFERRED SECURITYHOLDERS

               The Selling Holders may from time to time offer and sell pursuant to this Prospectus any or all of the Preferred Securities and shares of Common Stock issued upon exchange thereof. The term "Selling Preferred Securityholder" includes the holders listed below and the beneficial owners of the Preferred Securities and their transferees, pledgees, donees or other successors.

               The following table sets forth information with respect to the Selling Preferred Securityholders of the Preferred Securities and the respective number of Preferred Securities beneficially owned by each Selling Preferred Securityholder that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Preferred Securityholders.

          Selling Preferred
          -----------------                              Number of
          Securityholders                                Preferred Securities
          ---------------                                --------------------

     BANK OF NEW YORK (THE)                                      295,950
     BANKERS TRUST COMPANY                                       128,165
     BEAR, STEARNS SECURITIES CORP.                              392,000
     BOSTON SAFE DEPOSIT AND TRUST COMPANY                       261,475
     CITIBANK, N.A.                                              41,700
     CORESTATES BANK, N.A.                                       49,300
     CREDIT SUISSE FIRST BOSTON CORPORATION                      145,000
     DEUTSCHE MORGAN GRENFELL INC.(1)                            52,000
     DONALDSON, LUFKIN AND JENRETTE SECURITIES CORPORATION       203,400
     FIRST CHICAGO CAPITAL CORPORATION/FNBC                      20,000
     FIRST NATIONAL BANK OF MARYLAND                             3,000
     FIRST UNION NATIONAL BANK                                   2,000
     GOLDMAN, SACHS & CO.                                        5,000
     HSBC SECURITIES, INC.                                       30,000
     INVESTORS BANK & TRUST/MF CUSTODY                           2,600
     MERCANTILE SAFE DEPOSIT & TRUST                             57,500
     MERRILL LYNCH PROFESSIONAL CLEARING CORP.                   70,000
     MERRILL LYNCH, PIERCE FENNER & SMITH SAFEKEEPING            69,000
     MORGAN STANLEY & CO. INCORPORATED(1)                        479,000
     NATIONAL FINANCIAL SERVICES CORPORATION                     1,000
     NATWEST SECURITIES CORPORATION                              50,000
     NORWEST BANK MINNESOTA N.A.                                 3,135
     PAX CLEARING COMPANY LIMITED PARTNERSHIP                    18,000
     PNC BANK, NATIONAL ASSOCIATION                              2,075
     SBC WARBURG DILLON READ INC.                                9,000
     SSB - CUSTODIAN                                             254,700

     ---------------------

     (1) Within the past three years, each of Morgan Stanley & Co. Incorporated and Deutsche Morgan Grenfell Inc., or one of their respective affiliates, was the manager or co-manager of one or more private placements of securities of the Company and/or has performed other banking services for which it has received a fee.

          SELLING STOCKHOLDER

               The Selling Stockholder of the Common Stock is Funding, a Delaware limited liability company. ICG owns all of the common limited liability company securities of Funding, and ICG is the manager of Funding. Funding is offering up to an aggregate of 200,000 shares of Common Stock, all of which may be offered pursuant to this Prospectus.

               The Selling Preferred Securityholders and the Selling Stockholder may be referred to herein individually and collectively, as the case may be, as the "Selling Holders." Except as set forth above and in the following sentence, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with Funding or ICG or any of their predecessors or affiliates. From time to time, certain broker-dealers and their affiliates in the ordinary course of business may have acquired or disposed of, or may in the future acquire or dispose of, certain securities of ICG and Funding or their affiliates, for their own accounts or for the accounts of others. Because the Selling Holders may, pursuant to this Prospectus, offer all or some portion of the Preferred Securities, the ICG Preferred Stock or the Common Stock issuable upon exchange of the Preferred Securities, no estimate can be given as to the amount of the Preferred Securities, the ICG Preferred Stock or the Common Stock issuable upon exchange of Preferred Securities that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified above may have sold, transferred or otherwise disposed of all or a portion of their Preferred Securities since the date on which they provided the information regarding their Preferred Securities included herein in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

               CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

               The following summary describes the material anticipated United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Securities. Except where noted, it deals only with Preferred Securities held as capital assets by United States Holders and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, foreign corporations, persons who are not citizens or residents of the United States or persons who hold Preferred Securities as a part of a hedging or conversion transaction or a straddle. In addition, the following discussion does not address the tax consequences of the laws of any state, locality or foreign jurisdiction. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, the discussion below includes certain matters as to which ICG has made determinations which it believes are accurate. ALL PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES.

               As used herein, a "United States Holder" means a beneficial owner of Preferred Securities that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more United States fiduciaries have the authority to control all substantial decisions. A foreign individual may, subject to certain exceptions, be deemed to be a resident (as opposed to a non-resident alien) of the United States by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).


          PARTNERSHIP STATUS OF FUNDING

               A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing the partner's federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted tax basis in its partnership interest.

               No ruling has been or will be sought from the IRS as to the status of Funding as a partnership for federal income tax purposes. Instead Funding has relied on the opinion of Reid & Priest LLP that it will be classified as a partnership for United States federal income tax purposes. Such opinion is based upon the Code, the regulations thereunder, published revenue rulings and court decisions and upon Funding's representations that (i) it will not earn income other than from the ICG Preferred Stock and from the Treasury Strips and (ii) it will not elect to be treated as a corporation.


          TAX CONSEQUENCES TO UNITED STATES HOLDERS

               Flow-through of Taxable Income

               No federal income tax will be paid by Funding. Instead, each Preferred Securityholder will be required to report on its income tax return its allocable share of the income, gains, losses and deductions of Funding without regard to whether corresponding cash distributions are received by such Preferred Securityholder. Consequently, a Preferred Securityholder may be allocated income from Funding even if such Preferred Securityholder has not received a cash distribution. Each Preferred Securityholder will be required to include in income its allocable share of income, gains, losses and deduction of Funding for the taxable year of Funding ending with or within the taxable year of the Preferred Securityholder. The taxable income of Funding will generally be dividend income from, and capital gains recognized with respect to, the ICG Preferred Stock and interest income on, and capital gain recognized with respect to, the Treasury Strips.

               The Preferred Securityholders will first be allocated income and gain of Funding in an amount so that all cumulative allocations of taxable income and gain equals all cumulative dividend distributions to the Preferred Securityholders. Any remaining taxable income and gain generally will then be allocated to ICG (except for deemed dividends resulting from the optional redemption or because of the adjustment in the exchange rate, which dividends will generally be allocated to the Preferred Securityholders). These allocation provisions are designed to reconcile tax allocations to economic allocations. However, these allocations do not comply with the technical requirements set forth in the Treasury regulations. Consequently, no assurance can be given that the IRS will not challenge these allocations. If theses allocations are successfully challenged by the IRS, the amount of taxable income or loss allocated to Preferred Securityholders for federal income tax purposes may be increased and/or reduced or the character of such income may be modified.

               Funding does not presently intend to make an election under
          Section 754 of the Code. As a result, a purchaser of Preferred Securities will not be permitted to adjust its taxable income from Funding to reflect any difference between its purchase price for the Preferred Securities and Funding's underlying tax basis for its assets.

               Treatment of Distributions by Funding

               Distributions by Funding to a Preferred Securityholder generally will not be taxable to the Preferred Securityholder for federal income tax purposes to the extent of such Preferred Securityholder's tax basis in its Preferred Securities immediately before the distribution. Cash distributions in excess of a Preferred Securityholder's tax basis in its Preferred Securities generally will be considered to be gain from the sale or exchange of the Preferred Securities, taxable in accordance with the rules described under "--Disposition of Preferred Securities" below. To the extent Funding distributes Common Stock other than in liquidation of such Preferred Securities, the Preferred Securityholder will recognize no gain or loss and will have a tax basis in such stock equal to the lesser of (i) tax basis of such stock in the hands of Funding or (ii) such Preferred Securityholder's tax basis in its Preferred Securities reduced by the amount of any cash distributed in the non-liquidating distribution. If the Common Stock distribution is in liquidation of such Preferred Securities, the Preferred Securityholder will recognize no gain or loss and will have a tax basis in the Common Stock received equal to its tax basis in its Preferred Securities reduced by the amount of any cash distributed in liquidation of its Preferred Securities.

               Tax Basis of Preferred Securities

               A Preferred Securityholder's initial tax basis for its Preferred Securities will be the amount it paid for the Preferred Securities. That basis generally will be increased by its share of Funding's income and generally will be decreased (but not below zero) by distributions from Funding and by the Preferred Securityholder's share of Funding's losses, if any. Non-liquidating distributions of Common Stock by Funding will reduce the Preferred Securityholder's tax basis in the Preferred Securities (but not below zero) by the amount of Funding's tax basis in such distributed stock. In addition, pursuant to Section 1059 of the Code, a Preferred Securityholder's tax basis in its Preferred Securities may be reduced by its share of any "extraordinary" dividends received by Funding. See "--Dividends on the ICG Preferred Stock" below.

               Interest on Treasury Strips

               Funding will purchase interest portions of stripped United States Treasury Obligations which are treated as bonds that were originally issued at a discount ("original issue discount"). Original issue discount represents interest for federal income tax purposes and can generally be defined as the difference between the price at which a bond was issued and its stated redemption price at maturity. For purposes of the preceding sentence, stripped obligations, such as the Treasury Strips, which consist of a right to receive interest, will be treated by Funding as originally issued on their purchase date at an issue price equal to their respective purchase prices thereof. Original issue discount on stripped Treasury Obligations (which were issued or treated as issued on or after July 2, 1982) is deemed earned based on a compounded, constant yield to maturity over the life of such obligation, taking into account the compounding of accrued interest at least annually, resulting in an increasing amount of original issue discount includible in income each year. If the stripped Treasury Obligation has a maturity of one year or less, the original issue discount may, in certain circumstances, be treated as interest income upon maturity or disposition rather than over the term of the obligation. Each Preferred Securityholder is required to include in income its allocable share of original issue discount which accrues each year.

               Dividends on the ICG Preferred Stock

               Distributions of cash or of additional ICG Preferred Stock or Common Stock on the ICG Preferred Stock will be treated as dividends to Funding (and, in turn, to the Preferred Securityholders) to the extent of ICG's current and accumulated earnings and profits as determined under United States federal income tax principles. The amount of ICG's earnings and profits at any time will depend upon the future actions and financial performance of ICG. The amount of a distribution of additional ICG Preferred Stock or Common Stock will equal the fair market value of the additional ICG Preferred Stock or Common Stock distribution on the date of the distribution.

               ICG believes that it does not presently have any current or accumulated earnings and profits. Consequently, unless ICG generates earnings and profits in the future, distributions with respect to the ICG Preferred Stock will exceed ICG's current and accumulated earnings and profits. Such distributions will be treated as a nontaxable return of capital and will be applied against and reduce (by the then fair market value of the distributed ICG Preferred Stock or Common Stock) the tax basis of the ICG Preferred Stock in the hands of Funding with respect to which such distributions are made (but not below zero), thus increasing the amount of any gain or reducing any loss which would otherwise be realized by Funding upon a redemption or other disposition of such ICG Preferred Stock. The amount of any such distribution which exceeds the tax basis of the ICG Preferred Stock in the hands of Funding will be treated as capital gain to Funding (and, in turn, to the Preferred Securityholders) and should be either long-term or short-term capital gain depending on Funding's holding period in the ICG Preferred Stock. The ICG Preferred Stock or Common Stock received by Funding as a dividend will have a tax basis to Funding equal to its fair market value on the date of distribution.

               Under Section 243 of the Code, corporate Preferred Securityholders generally will be able to deduct 70% of the amount of their pro-rata share of any dividends received by Funding. There are, however, many exceptions and restrictions relating to the availability of such dividends-received deduction. Section 246A of the Code reduces the dividends-received deduction allowed to a corporate stockholder that has incurred indebtedness "directly attributable" to its investment in portfolio stock. Section 246(c) of the Code requires that, in order to be eligible for the dividends-received deduction, a corporate stockholder must generally hold the share of stock for a 46-day minimum holding period or a 91-day period in certain circumstances. A taxpayer's holding period for these purposes is suspended during any period in which a stockholder has certain options or contractual obligations with respect to substantially identical stock or holds one or more other positions with respect to substantially identical stock that diminishes the risk of loss from holding the stock. The IRS may take the position that these restrictions relating to the availability of the dividends-received deduction apply to a Preferred Securityholder who indirectly owns the ICG Preferred Stock held by Funding by applying these restrictions based on the Preferred Securityholder's holding period in the Preferred Securities (rather than upon Funding's holding period in the ICG Preferred Stock).

               Under Section 1059 of the Code, a corporate stockholder is required to reduce its tax basis (but not below zero) in stock by the nontaxed portion of any "extraordinary dividend" if such stock has not been held for more than two years before the earliest of the date such dividend is declared, announced or agreed to. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income by operation of the dividends-received deduction provisions of Section 243 of the Code. A dividend on the ICG Preferred Stock generally would be an extraordinary dividend if it (i) equals or exceeds 5% of the corporate stockholder's adjusted tax basis in the ICG Preferred

          Stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend or (ii) exceeds 20% of the corporate stockholder's adjusted tax basis in such stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. In determining whether a dividend paid on preferred stock is an extraordinary dividend, a corporate stockholder may elect to substitute the fair market value of the preferred stock for such stockholder's tax basis for purposes of applying these tests, provided that such fair market value is established to the satisfaction of the Secretary of Treasury as of the day before the ex-dividend date. An extraordinary dividend also currently includes any amount treated as a dividend in the case of a redemption that is either non-pro-rata as to all stockholders or in partial liquidation of ICG, regardless of the stockholder's holding period and regardless of the size of the dividend. Section 1059, if applicable, is applied to Funding by treating each Preferred Securityholder as the owner of its share of the ICG Preferred Stock held by Funding and thereby having Funding adjust its tax basis in the ICG Preferred Stock and having each Preferred Securityholder make a corresponding adjustment to its tax basis in the Preferred Securities. If any part of the nontaxed portion of an extraordinary dividend is not applied to reduce the corporate Preferred Securityholder's tax basis as a result of the limitation on reducing such basis below zero, such part will be treated as gain at the time when the extraordinary dividend is paid.

               Special rules exist with respect to extraordinary dividends for "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to any share of stock which (i) provides for fixed preferred dividends payable not less frequently than annually and (ii) is not in arrears as to dividends at the time the United States Holder acquires such stock. A qualified preferred dividend does not include any dividend payable with respect to any share of stock if the actual rate of return on such stock exceeds 15%. Section 1059 does not apply to qualified preferred dividend if the corporate stockholder holds such stock for more than five years. If the stockholder disposes of such stock before it has been held for more than five years, the amount subject to extraordinary dividend treatment with respect to qualified preferred dividends is limited to the excess of the actual rate of return over the stated rate of return. Actual or stated rates of return are the actual or stated dividends expressed as a percentage of the lesser of (1) the stockholder's tax basis in such stock or (2) the liquidation preference of such stock. CORPORATE PREFERRED SECURITYHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICATION OF SECTION 1059 TO THEIR OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES.

               A corporate Preferred Securityholder's liability for alternative minimum tax may be affected by the portion of the dividends received which such corporate Preferred Securityholder deducts in computing taxable income. This results from the fact that corporate stockholders are required to increase alternative minimum taxable income by 75% of the excess of current earnings and profits (with certain adjustments) over alternative minimum taxable income (determined without regard to earnings and profits adjustments or the alternative tax net operating loss deduction).

               Redemption Premium

               Under Section 305(c) of the Code and the applicable Treasury regulations thereunder, if the redemption price of ICG Preferred Stock exceeds its issue price, the difference ("redemption premium") may be taxable as a constructive distribution of additional ICG Preferred Stock to Funding (treated as a dividend to the extent of ICG's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over a certain period. Because the ICG Preferred Stock provides for an optional right of redemption by ICG at a price in excess of the issue price, Funding could be required to recognize such redemption premium under a constant interest rate method if, based on all of the facts and circumstances, the optional redemption is more likely than not to occur. If stock may be redeemed at more than one time, the time and price at which such redemption is most likely to occur must be determined based on all of the facts and circumstances. Applicable Treasury regulations provide a "safe harbor" under which a right to redeem will not be treated as more likely than not to occur if (i) the issuer (i.e., ICG) and the stockholder (i.e., Funding) are not related within the meaning of the Treasury regulations; (ii) there are no plans, arrangements or agreements that effectively require, or are intended to compel, the issuer to redeem the stock (disregarding, for this purpose, a separate mandatory redemption) and (iii) exercise of the right to redeem would not reduce the yield of the stock, as determined under the Treasury regulations. Further, the Treasury regulations provide that such redemption premium is not taxable as a constructive distribution if it is solely in the nature of a penalty for premature redemption. A redemption premium is solely in the nature of a penalty for premature redemption if it is paid as a result of changes in economic or market conditions over which neither the issuer nor the holder has control. Regardless of whether the optional redemption is more likely than not to occur or whether the redemption premium is solely in the nature of a penalty for premature redemption, constructive dividend treatment will not result if the redemption premium does not exceed a de minimis amount. Based on the Treasury regulations, ICG intends to take the position that the existence of ICG's optional redemption right will not result in a constructive distribution to Funding. If the IRS were to successfully assert that a constructive distribution occurred, any resulting income would be allocated to the Preferred Securityholders without the receipt of any cash related thereto.

               Adjustment of Exchange Rate

               Treasury Regulations promulgated under Section 305 of the Code would treat Funding as having received a constructive distribution from ICG in the event the exchange ratio for the ICG Preferred Stock is adjusted if (i) as a result of such adjustment, the proportionate interest (measured by the quantum of Common Stock into which the ICG Preferred Stock is exchangeable) of Funding in the assets or earnings and profits of ICG is increased, and (ii) the adjustment is not made pursuant to a bona fide and reasonable antidilution formula. An adjustment in the exchange rate would not be considered made pursuant to such formula if the adjustment is made to compensate for certain taxable distributions with respect to the Common Stock. Thus, under certain circumstances, an adjustment in the exchange rate of the ICG Preferred Stock, may result in deemed dividend income to Funding to the extent of the current or accumulated earnings and profits of ICG. Funding (and, in turn, the Preferred Securityholders) would be required to include such deemed dividend income in gross income but would not receive any cash related thereto.

               Redemption of ICG Preferred Stock

               A redemption of the ICG Preferred Stock, in whole or in part, for cash will be a taxable transaction on which Funding (and, in turn, the Preferred Securityholders) will generally recognize capital gain or loss equal to the difference between the cash received and its adjusted tax basis in the redeemed stock (except to the extent of amounts received on the exchange that are attributable to declared dividends, which will be treated in the same manner as distributions described above). Such gain or loss will be long term if Funding's holding period in the ICG Preferred Stock exceeds one year. To the extent that ICG redeems the ICG Preferred Stock, in whole or in part, utilizing Common Stock plus cash, Funding (and, in turn, the Preferred Securityholders) should recognize gain equal to the lesser of (i) the gain that would have been recognized if only cash had been utilized in the redemption (as described above) and
          (ii) the amount of cash actually utilized in such redemption. If only Common Stock is utilized by ICG in the redemption, no gain or loss should be recognized by Funding. Funding should have a tax basis in the Common Stock received equal to its tax basis in the ICG Preferred Stock redeemed increased by any gain recognized as a result of any cash given in the redemption and decreased by the amount of cash received. The holding period in the ICG Preferred Stock should be tacked to the Common Stock received. The tax effect of the resulting redemption of the Preferred Securities is discussed below under "--Disposition of Preferred Securities."

               To the extent that either ICG exercises its right to redeem the ICG Preferred Stock, in whole or in part, pursuant to a Provisional Redemption, or a holder of Preferred Securities exercises its Exchange Right, ICG will redeem from Funding ICG Preferred Stock in exchange for Common Stock and exchange Common Stock for a portion of the Treasury Strips held by Funding. The tax consequences associated with the redemption of ICG Preferred Stock for Common Stock are described above. The tax consequences associated with liquidating distribution by Funding of Common Stock to a Preferred Securityholder are described above. See "--Treatment of Distributions by Funding." The exchange by Funding of Treasury Strips for Common Stock should constitute a taxable purchase of such shares by Funding. Funding and, in turn, the Preferred Securityholders should recognize gain on such purchase to the extent that the fair market value of the Treasury Strips exceeds the tax basis allocable to that portion of the Treasury Strips being redeemed and should recognize loss to the extent the tax basis allocable to that portion of the Treasury Strips exceeds the fair market value of the Treasury Strips being redeemed. In addition, the Common Stock acquired through the exchange of Treasury Strips should have a tax basis equal to its fair market value on the date of such exchange.

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

               Disposition of Preferred Securities

               Gain or loss will be recognized on a sale of Preferred Securities, including a redemption for cash (but not including an exchange with Funding of Preferred Securities for Common Stock), equal to the difference between the amount realized and the Preferred Securityholder's tax basis for the Preferred Securities sold. The Preferred Securityholder's adjusted tax basis in its Preferred Securities will be adjusted prior to the sale to reflect such holder's pro-rata share of Funding's income, gains, losses or deductions that flowed through prior to such disposition (including gain or loss resulting from a redemption of the ICG Preferred Stock). Gain or loss recognized by a Preferred Securityholder on the sale or exchange of Preferred Securities held for more than one year will generally be taxable as long-term capital gain or loss. Generally, the maximum effective United States federal corporate income tax rate for all types of income, including dividends (after the application of the dividends-received deduction), interest income and capital gains, is 35%. The maximum effective United States federal individual income tax rate applicable (i) to interest and dividend income is 39.6% and (ii) to gains resulting from the sale of capital assets held for longer than one year but less than 18 months is 28%. The maximum effective United States federal individual income tax rate on long-term capital gains will decrease to 20% if the Preferred Securities are held for more than 18 months. Beginning in the year 2006, capital assets held for more than five years will qualify for an 18% maximum effective United States federal individual income tax rate.

               A Preferred Securityholder should not recognize gain or loss upon the exchange with Funding of Preferred Securities for Common Stock (whether pursuant to an exchange initiated by the holder or following redemption by ICG of the ICG Preferred Stock) except to the extent the holder receives cash or to the extent of a gain or loss realized by Funding on its resulting exchange of its Treasury Strips for Common Stock. A Preferred Securityholder should only recognize gain upon the receipt of cash to the extent such cash received exceeds the Preferred Securityholder's tax basis in its Preferred Securities. See "--Treatment of Distributions by Funding." A Preferred Securityholder's tax basis in the Common Stock received upon exchange would be equal to such holder's tax basis in the Preferred Securities delivered for exchange reduced by any cash which is received upon such exchange. Inasmuch as a Preferred Securityholder who exchanges its Preferred Securities prior to a redemption remains entitled to receive a Dividend Make-Whole Payment (to the extent of a subsequent Provisional Redemption by Funding on or before November 15, 2000) it is unclear how such holder should allocate its tax basis in the Preferred Security exchanged to the Common Stock received. Funding intends to take the position that the contingent right to receive Dividend Make-Whole Payments does not affect the calculation of its tax basis in the Common Stock (as described above). Consequently, based on this position, to the extent such exchanging holder subsequently receives a Dividend Make-Whole Payment, such payment should result in capital gain of an equal amount. A Preferred Securityholder's holding period in the Common Stock received upon exchange should include the Preferred Securityholder's holding period in the Preferred Securities delivered.

               Preferred Securityholders should be aware that the tax treatment of the exchange feature of the Preferred Securities is not entirely clear and that the IRS might argue that, for tax purposes, Funding's exchange of ICG Preferred Stock into Common Stock (and Funding's subsequent distribution of such stock to a holder) should be treated as an exchange by the Preferred Securityholder of its Preferred Securities against ICG directly for Common Stock. While unlikely, if this argument were asserted and sustained, the conversion of the Preferred Securities by a Preferred Securityholder for Common Stock would be a taxable transaction in which a Preferred Securityholder would recognize capital gain or loss.

               Allocations Between Transferors and Transferees

               In general, Funding's taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the holders of the Preferred Securities in proportion to the number of Preferred Securities owned by each of them as of the first business day of such month. As a result, a holder of Preferred Securities may be allocated income, gain, loss and deduction accrued after the date of transfer.

               The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validly of this method of allocating income and deductions between the transferors and the transferees of Preferred

          Securities. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the holder's interest), taxable income or losses of Funding might be reallocated among the holders of the Preferred Securities (including transferors and transferees). Funding is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

               A holder who owns Preferred Securities at any time during a quarter and who disposes of such Preferred Securities prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.


          INFORMATION TO SECURITYHOLDERS AND AUDIT REQUIREMENTS

               Funding will furnish each Preferred Securityholder with an information statement each year setting forth such Preferred Securityholder's allocable share of income for the prior calendar year. Funding is required to furnish this statement as soon as practicable following the end of the year, but in any event prior to March 31.

               Any person who holds Preferred Securities as a nominee for another person is required to furnish to Funding (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) information as to whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or (iii) a tax-exempt entity; (c) the amount and description of Preferred Securities held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States person and certain information on Preferred Securities they acquire, hold or transfer for their own accounts. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for the failure to report such information to Funding. The nominee is required to supply the beneficial owners of the Preferred Securities with the information furnished to Funding.

               ICG, as the tax matters partner, will be responsible for representing the Preferred Securityholders in any dispute with the IRS. The Code provides for administrative examination of a partnership as if the partnership were a separate and distinct taxpayer. Generally, the statute of limitations for partnership items does not expire before three years since the later of the filing or the last date for filing of the partnership information return. Any adverse determination following an audit of the return of Funding by the appropriate tax authorities could result in an adjustment of the returns of the Preferred Securityholders, and, under certain circumstances, a Preferred Securityholder may be precluded from separately litigating a proposed adjustment to the items of Funding. An adjustment could also result in an audit of a Preferred Securityholder's return and adjustments of items not related to the income and losses of Funding.

                                 PLAN OF DISTRIBUTION

               The Offered Securities may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Offered Securities to or through underwriters, broker-dealers or agents, which may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of such securities for whom they may act as agents. The Selling Holders, and any underwriters, broker-dealers or agents that participate in the distribution of Offered Securities, may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such securities and any discounts, concessions, commissions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

               The Offered Securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Offered Securities may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Offered Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Offered Securities is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Offered Securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions, or concessions allowed or reallowed or paid to broker-dealers.

               To comply with the securities laws of certain jurisdictions, if applicable, the Offered Securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Offered Securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

               The Selling Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Offered Securities by the Selling Holders. The foregoing may affect the marketability of such securities.

               Pursuant to the Registration Rights Agreement, the Company shall bear all reasonable fees and expenses customarily borne by issuers in a non-underwritten secondary offering by selling security holders or in an underwritten offering, as the case may be, incurred in connection with the performance of its obligations under the Registration Rights Agreement; provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company and Funding, jointly and severally, against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                    LEGAL MATTERS

               The validity of the Preferred Securities, the ICG Preferred Stock, the Guarantee and the Common Stock offered hereby and certain tax matters will be passed upon for the Company by Reid & Priest LLP, New York, New York.

                                       EXPERTS

               The consolidated financial statements of the Company as of September 30, 1995 and 1996, and December 31, 1996 and for each of the years in the three-year period ended September 30, 1996, and the three-month period ended December 31, 1996, and the related schedule, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

               The reports of KPMG Peat Marwick LLP covering the
          September 30, 1996 consolidated financial statements and schedule refer to a change in the method of accounting for long-term telecom services contracts.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

          ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

             The following table sets forth the expenses payable by the Registrants in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee and Nasdaq National Market listing fee.


             SEC Registration Fee                 $ 46,295.65
             Nasdaq NMS Fee                         17,500.00
             Accounting Fees and Expenses*           3,000.00
             Blue Sky Fees and Expenses*             1,000.00
             Legal Fees and Expenses*               30,000.00
             Printing and Engraving Expenses*        4,000.00
             Miscellaneous*                          5,000.00
             Total                                $106,795.65
                                                  ===========

             ________________________
             *  Estimated

          ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          INDEMNIFICATION BY ICG OF ITS DIRECTORS AND OFFICERS

             The Certificate of Incorporation of ICG Communications, Inc. ("ICG") provides that ICG will to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "GCL"), as amended from time to time, indemnify all persons whom it may indemnify pursuant thereof. ICG's By-laws contain a similar provisions requiring indemnification of ICG's directors and officers to the fullest extent authorized by the GCL. The GCL permits a corporation to indemnify its directors and officers (among others) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought (or threatened to be brought) by third parties, if such directors or officers acted in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of ICG indemnification may be made for expenses (including attorneys' fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of such action if they had acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of ICG, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to ICG unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. The GCL further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In addition, ICG's Certificate of Incorporation contains a provision limiting the personal liability of ICG's directors for monetary damages for certain breaches of their fiduciary duty. ICG has indemnification insurance under which directors and officers are insured against certain liability that may incur in their capacity as such.

          INDEMNIFICATION BY FUNDING OF ITS MANAGER

             ICG is the Manager of Funding and, therefore, officers and directors of ICG engaging in activities on behalf of Funding would be entitled to benefits of the indemnification rights of ICG described above.

             Pursuant to the Operating Agreement of Funding, the Manager will be entitled to indemnification from Funding to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by the Manager by reason of any act or omission performed or omitted by the Manager in good faith on behalf of Funding and in a manner reasonably believed to be within the scope of authority conferred on the Manager by the Operating Agreement; provided, however, that any indemnity under Section
          16.7 of the Operating Agreement will be provided out of and to the extent of Funding's assets only, and no member of Funding will have any personal liability on account thereof. The right of indemnification pursuant to Section 16.7 of the Operating Agreement will include the right to be paid, in advance, or reimbursed by Funding for the reasonable expenses incurred by the Manager who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

          ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          (a) Exhibits: The following exhibits are filed as a part of this Registration Statement:

          Exhibit No.:   Description of Exhibits
          ------------   -----------------------

             1.1: Form of Underwriting Agreement. To be filed as an exhibit to a report on Form 8-K.

             4.1:        Certificate of Incorporation of ICG
                         Communications, Inc. dated April 11, 1996
                         [Incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-4, File No. 333-4226].

             4.2: By-Laws of ICG Communications, Inc. [Incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-4, File No. 333-4226].

            *4.3: Certificate of Formation of ICG Funding, LLC filed September 17, 1997 with the Secretary of State of the State of Delaware.

            *4.4: Amended and Restated Limited Liability Company Agreement of ICG Funding, LLC, dated as of September 23, 1997.

            *4.5: Registration Rights Agreement, dated September 24, 1997, among ICG Communications, Inc., ICG Funding, LLC, Morgan Stanley & Co. Incorporated and Deutsche Morgan Grenfell Inc. with respect to the 6 3/4% Exchangeable Limited Liability Company Preferred Securities.

            *4.6: Guarantee Agreement, dated September 24, 1997, between ICG Communications, Inc. and ICG Funding, LLC.

            *4.7: Escrow and Security Agreement, dated September 24, 1997, among ICG Communications, Inc., ICG Funding, LLC and Norwest Bank Colorado, National
                         Association.

            *4.8: Written Action of the Manager of ICG Funding, LLC, dated as of September 24, 1997, with respect to the terms of the 6 3/4% Exchangeable Limited Liability Company Preferred Securities.

            *4.9: Certificate of Designation, Rights and Preferences of the Preferred Stock Mandatorily Redeemable 2009 of ICG Communications, Inc. filed September 25, 1997 with the Secretary of State of the State of Delaware.

            *5.1:        Opinion of Reid & Priest LLP.

            *8.1: Opinion of Reid & Priest LLP as to certain tax matters.

           *23.1:        Consent of KPMG Peat Marwick LLP.

           *23.2: Consents of Reid & Priest LLP (included in Exhibits 5.1 and 8.1).

            23.3: Consent of Connecticut Research [Incorporated by reference to Annual Report on Form 10-K for the year ended September 30, 1994, as filed on December 27, 1994].

           *24.1:        Power of Attorney with respect to ICG
                         Communications, Inc. (included on the signature page hereto).

           *24.2: Power of Attorney with respect to ICG Funding, LLC (included on the signature page hereto).


          (b)     Financial Statement Schedules:

                  All schedules are omitted because they are either not applicable or the required information is included in the consolidated financial statements or notes thereto.

          ________________________
          *  Filed herewith.

          ITEM 17. UNDERTAKINGS.

          The undersigned Registrants hereby undertake:

          (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment of this Registration Statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrants pursuant to Section 13 or
          Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the Securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for the purpose of determining any liability under the Securities Act, each filing of ICG's annual report pursuant to
          Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Act of 1993, the Registrants certify that they have reasonable grounds to believe that they meet all of the requirements for filing on Form S-3 and have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado on November 17, 1997.

                                             ICG Communications, Inc.


                                             By: /s/ J. Shelby Bryan
                                                ---------------------------
                                                J. Shelby Bryan
                                                President, Chief Executive
                                                  Officer and Director

                                             ICG Funding, LLC
                                             By:  ICG Communications, Inc.,
                                                    its manager

                                                  By: /s/ J. Shelby Bryan
                                                      ---------------------
                                                      J. Shelby Bryan
                                                      President, Chief Executive
                                                        Officer and Director

     KNOW ALL MEN BY THESE PRESENTS, that each persons whose signature appears below under the heading "Signatures" constitutes and appoints J. Shelby Bryan, James D. Grenfell and H. Don Teague, each as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and supplements to this Registration Statement and any related Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in connection with the above premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               Signature                  Title              Date
               ---------                  -----              ----

       /s/ William J. Laggett      Chairman of the
      -----------------------      Board of Directors   November 17, 1997
           William J. Laggett


       /s/ J. Shelby Bryan         President, Chief
      -----------------------      Executive Officer
           J. Shelby Bryan         and Director
                                   (Principal
                                   Executive Officer
                                   of each Registrant)  November 17, 1997


       /s/ James D. Grenfell       Executive Vice
      -----------------------      President,
           James D. Grenfell       Chief Financial
                                   Officer (Principal
                                   Financial Officer
                                   of each Registrant)  November 17, 1997


       /s/ Richard Bambach         Vice President and
      -----------------------      Corporate Controller
           Richard Bambach         (Principal
                                   Accounting Officer
                                   of each Registrant)  November 17, 1997


       /s/ Harry R. Herbst
      -----------------------      Director             November 17, 1997
           Harry R. Herbst


       /s/ Stan McLelland          Director             November 17, 1997
      -----------------------
           Stan McLelland


       /s/ Kathryn Proffitt        Director             November 17, 1997
      -----------------------
           Kathryn Proffitt

       /s/ Leontis Teryazos        Director             November 17, 1997
      -----------------------
           Leontis Teryazos

                                EXHIBIT INDEX


          Exhibit        Description
          -------        -----------

             1.1: Form of Underwriting Agreement. To be filed as an exhibit to a report on Form 8-K.

             4.1:        Certificate of Incorporation of ICG
                         Communications, Inc. dated April 11, 1996
                         [Incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-4, File No. 333-4226].

             4.2: By-Laws of ICG Communications, Inc. [Incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-4, File No. 333-4226].

            *4.3: Certificate of Formation of ICG Funding, LLC filed September 17, 1997 with the Secretary of State of the State of Delaware.

            *4.4: Amended and Restated Limited Liability Company Agreement of ICG Funding, LLC, dated as of September 23, 1997.

            *4.5: Registration Rights Agreement, dated September 24, 1997, among ICG Communications, Inc., ICG Funding, LLC, Morgan Stanley & Co. Incorporated and Deutsche Morgan Grenfell Inc. with respect to the 6 3/4% Exchangeable Limited Liability Company Preferred Securities.

            *4.6: Guarantee Agreement, dated September 24, 1997, between ICG Communications, Inc. and ICG Funding, LLC.

            *4.7: Escrow and Security Agreement, dated September 24, 1997, among ICG Communications, Inc., ICG Funding, LLC and Norwest Bank Colorado, National
                         Association.

            *4.8: Written Action of the Manager of ICG Funding, LLC, dated as of September 24, 1997, with respect to the terms of the 6 3/4% Exchangeable Limited Liability Company Preferred Securities.

            *4.9: Certificate of Designation, Rights and Preferences of the Preferred Stock Mandatorily Redeemable 2009 of ICG Communications, Inc. filed September 25, 1997 with the Secretary of State of the State of Delaware.

            *5.1:        Opinion of Reid & Priest LLP.

            *8.1: Opinion of Reid & Priest LLP as to certain tax matters.

           *23.1:        Consent of KPMG Peat Marwick LLP.

           *23.2: Consents of Reid & Priest LLP (included in Exhibits 5.1 and 8.1).

            23.3: Consent of Connecticut Research [Incorporated by reference to Annual Report on Form 10-K for the year ended September 30, 1994, as filed on December 27, 1994].

           *24.1:        Power of Attorney with respect to ICG
                         Communications, Inc. (included on the signature page hereto).

           *24.2: Power of Attorney with respect to ICG Funding, LLC (included on the signature page hereto).

          ________________________
          *  Filed herewith.